MANAGEMENT INFORMATION CIRCULAR

Containing Information as at May 23, 2023 in Canadian dollars,

unless otherwise indicated.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular ("Circular") is provided in connection with the solicitation by the management of Metalla Royalty & Streaming Ltd. (the "Corporation") of proxies ("Proxies") from registered shareholders and voting instruction forms ("VIFs") from the beneficial shareholders (collectively, "Shareholders") of common shares of the Corporation ("Common Shares") in respect of the annual general meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set out in the notice of meeting (the "Notice of Meeting").

Solicitation of Proxies

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Corporation.

Important Notice

The Meeting will be held via teleconference. You will not be able to attend the meeting physically. Shareholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by calling (toll-free) 1-833-512-2295 (Canada) or 1-844- 621-3956 (USA). Callers should dial in fifteen to twenty minutes prior to the scheduled time of the Meeting and input conference code 2774 913 2259 to join the Meeting. Please refer to the sections below entitled "Appointment of Proxyholders and Completion and Revocation of Proxies and VIFs" and "Voting of Proxies and VIFs" in the Circular for details on how to vote at the Meeting. Shareholders will not be able to vote through the teleconference call and we encourage Shareholders to vote their Common Shares prior to the Meeting by any of the means described in the Circular.

Notice-and-Access

The Corporation has given notice of the Meeting in accordance with the "Notice and Access" procedures of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators ("NI 54-101"). In accordance with NI 54-101, the Corporation has sent the Notice of Meeting and the Proxy or VIF, but not this Circular, directly to its registered Shareholders. Instead of mailing this Circular to Shareholders, the Corporation has posted the Circular on its website at www.metallaroyalty.com pursuant to the "Notice and Access" procedures of NI 54-101. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under "Additional Information" at the end of this Circular.

Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries (any one of which is herein referred to as an "Intermediary" and collectively the "Intermediaries") to forward the Notice of Meeting and a VIF to each of the non-registered (beneficial) owners of the Common Shares held of record by Intermediaries that have consented to allow their addresses to be provided to the Corporation ("NOBOs"). The Corporation may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Corporation does not intend to pay Intermediaries to forward the Notice of Meeting and VIF to those beneficial Shareholders that have refused to allow their address to be provided to the Corporation ("OBOs"). Accordingly, OBOs will not receive the Notice of Meeting and VIF unless their respective Intermediaries assume the cost of forwarding such documents to them.

None of the directors of the Corporation have informed the Corporation's management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

REGISTERED SHAREHOLDERS

Only persons registered as Shareholders in the Corporation's Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders ("Proxyholders") will be recognized, or may make motions or vote at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Common Shares in their own name.

If Common Shares are listed in an account statement provided to a Shareholder (a "Beneficial Shareholder") by a broker, those Common Shares, in all likelihood, will not be registered in the Shareholder's name. It is more likely that such Common Shares will be registered under the name of an Intermediary. Common Shares held by Intermediaries on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for in NI 54-101, the Corporation has elected to obtain a list of its NOBOs from Intermediaries and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Common Shares as to how those shares are to be voted at the Meeting and allows the registered Shareholder of those Common Shares to provide a Proxy voting the Common Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Common Shares to be represented at the Meeting will be provided to the registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Corporation, however, their purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications ("Broadridge") in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A Beneficial Shareholder may use their VIF to vote their own Common Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Computershare, Broadridge or other Intermediary well in advance of the meeting to have the Common Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Common Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of Proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

APPOINTMENT OF PROXYHOLDERS

AND COMPLETION AND REVOCATION OF PROXIES AND VIFS

Only persons registered as Shareholders in the Corporation's Central Security Register maintained by its registrar and transfer agent or duly appointed Proxyholders of registered Shareholders will be recognized or may make motions or vote at the Meeting. The persons named (the "Management Designees") in the Proxy or VIF have been selected by the board of directors of the Corporation (the "Board") and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the Shareholder, if a poll is held, by marking an "X" in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a "For" or "Against" vote, and in favour of the matter for any matter requiring a "For" or "Withhold" vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As at the date of this Circular, the Corporation's management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies (but not VIFs, unless the VIF was has Computershare's name and address on the top right corner of the first page) and proof of authorization can also be delivered to the Corporation's transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by fax within North America at 1-866-249-7775, outside North America at (+1) 416-263-9524, by mail to 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada or by hand delivery to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chair of the Meeting in the Chair's discretion, and the Chair is under no obligation to accept or reject late Proxies.

A Proxy will be revoked by a Shareholder personally attending at the Meeting and voting their Common Shares. A Shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been held by depositing an instrument in writing (which includes an Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, at the office of the transfer agent at one of Computershare's addresses set out above, the office of the Corporation (Attn: Kim Casswell) at Suite 501, 543 Granville Street, Vancouver,

British Columbia, V6C 1X8, Canada (or by fax to (+1) 604-688-1157) or the registered office of the Corporation at DLA Piper (Canada) LLP (Attn: Denis Silva), Suite 2800, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7, Canada (or by fax to (+1) 604-687-1612) at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chair of such Meeting, prior to the commencement of the Meeting or of any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

VOTING OF PROXIES AND VIFS

Voting at the Meeting will be by Proxy only by each registered Shareholder and each Proxyholder entitled to one vote, unless a poll is required (if the number of Common Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each registered Shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively.

Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy or VIF. All Common Shares represented at the Meeting by properly executed Proxies and VIFs will be voted or withheld from voting when a poll is requested or required and, where a choice with respect to any matter to be acted upon has been specified in the Proxy or VIF, such Common Shares will be voted in accordance with such specification. In the absence of any such specification on the Proxy or VIF as to voting, the Management Designees, if named as Proxyholder or nominee, will vote in favour of the matters set out therein.

The Proxy or VIF confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a "special resolution" in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Corporation's Articles provide that a quorum for the transaction of business at any meeting of Shareholders shall be persons present not being less than two in number and holding or representing not less than 5% per cent of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. No business shall be transacted at any meeting unless the requisite quorum be present at the time of the transaction of such business. If a quorum is not present at the opening of a meeting of shareholders, the persons present and entitled to vote may adjourn the meeting to a fixed time and place but may not transact any other business.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, which are the only shares entitled to be voted at the Meeting. As at May 10, 2023 (the "Record Date"), the Corporation had 51,987,156 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, no one beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to the Common Shares as at the Record Date.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation's last completed financial period (which ended December 31, 2022) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

A. Named Executive Officers

For the purposes of this Circular, a Named Executive Officer ("NEO") means each of the following individuals during the most recently completed financial year:

(a) the chief executive officer ("CEO") of the Corporation;

(b) the chief financial officer ("CFO") of the Corporation;

(c) each of the Corporation's three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

B. Compensation Discussion and Analysis Compensation governance

Overview

The compensation committee of the Board (the "Compensation Committee") is responsible for ensuring that the Corporation has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Corporation's executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation's compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, as well as stock options grants, and restricted share unit grants to the directors, officers, employees and consultants pursuant to the Corporation's share compensation plans. The Current Share Compensation Plan (as defined below) assists the Corporation in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of the Corporation's NEOs. See the section below entitled "Description of the Current Share Compensation Plan" for details.

Compensation Committee

As of the date hereof, the Compensation Committee consists of Lawrence Roulston (Committee Chair) and Alexander Molyneux, each of whom were affirmatively determined by the Board to be independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each member of the Committee has direct experience relevant to their responsibilities on the

Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration for companies within the Corporation's peer group. The vacancy on the Compensation Committee will be filled by the Board in due course.

Compensation Consultants

The Compensation Committee has the authority to retain and receive advice from compensation consultants or advisors to carry out its duties. In September 2022, the Compensation Committee retained Lane Caputo Compensation Inc. ("Lane Caputo") as an independent compensation advisor with a mandate to review and make recommendations regarding the Corporation's compensation arrangements for its executive team and to recommend changes to align pay elements and strategy with both current market practices and the Corporation's long-term business strategy. The reports containing Lane Caputo's recommendations, which benchmarks and compares the Corporation's executive compensation arrangements against those of a select group of peer group companies, was used by the Compensation Committee to guide and assist it in determining the compensation arrangements with its executive team, including the 2022 base salaries, and their recommendations will be used to guide and assist in determining the bonuses and equity-based compensation for the executive team.

The following table illustrates the aggregate fees billed by Lane Caputo for services provided during the two most recently completed financial years:

Nature of Fee	December 2022	December 2021
Executive Compensation-Related Fees	$25,000	$900
All Other Fees	Nil	Nil

Philosophy and Objectives

The philosophy used by and the objectives of the Compensation Committee and the Board in determining compensation is that the compensation should:

(i) assist the Corporation in attracting and retaining high caliber executives;

(ii) align the interests of executives with those of the Shareholders;

(iii) reflect the executive's performance, expertise, responsibilities and length of service to the Corporation; and

(iv) reflect the Corporation's current state of development, performance and financial status.

Compensation Components

The compensation of the Corporation's NEOs is comprised primarily of (i) base salary, (ii) short- term incentives in the form of cash bonuses, and (iii) long-term incentives in the form of stock option grants and restricted share unit grants under the 2022 Share Compensation Plan .

In establishing levels of compensation, the Compensation Committee takes into account the NEO's performance, level of expertise, responsibilities, length of service to the Corporation, and comparable levels of remuneration paid to executive officers of the Corporation's peer group as well as the financial and other resources of the Corporation. In September 2022, Lane Caputo updated the peer group companies used by the Corporation to benchmark the executive compensation to reflect the Corporation's current size and stage of development. The peer group companies considered include, but are not limited to: Altius Minerals Corp., Anglo Pacific Group plc, Elemental Royalties Corp., EMX Royalty Corp., Gold Royalty Corp., Maverix Metals Inc.,

Nomad Royalty Corp., Nova Royalty Corp., Osisko Gold Royalties Ltd., Sailfish Royalty Corp., Sandstorm Gold Ltd., Triple Flag Precious Metals Corp., and Vox Royalty Corp., which are mineral royalty and streaming companies with comparable businesses and within their peer group listed on public exchanges.

The purpose of this comparison to similar companies is to:

• understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

• identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

• establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee's approval.

In assessing compensation levels, the Compensation Committee also relies on the experience of its members as officers and directors of other companies in similar lines of business as the Corporation.

Base Salary

The Compensation Committee performs an annual assessment of all NEO compensation levels. The review for each NEO is based on an assessment of factors such as:

• current competitive market conditions;

• compensation levels for companies within the Corporation's peer group, as outlined above; and

• particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO and CFO and other NEOs.

Short-term Incentives

Awards under the Corporation's short-term incentive plan are made by way of cash bonuses, which are based on the performance of the executive against predetermined individual performance objectives and the performance of the Corporation against predetermined annual corporate performance objectives. The Compensation Committee recommends, and the Board approves, short-term incentives for each NEO.

The Compensation Committee assesses each NEO's performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day-to-day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual short-term incentives for the NEOs.

Long Term Compensation

Long term compensation is paid in the form of grants of stock options and restricted share units.

Stock options and restricted share units were granted to NEOs of the Corporation during the last financial year. See the sections below entitled "Summary Compensation Table" and "Incentive Plan Awards" for further details.

The Compensation Committee is responsible for administering the Corporation's compensation policies and practices and considering all risks associated with them. The Compensation Committee ensures that the Corporation's compensation policies and practices are balanced in that it will motivate employees, be cost effective, while at the same time ensuring market competitiveness to attract and retain high quality employees.

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

C. Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the Corporation's last three financial years ended December 31, 2020 (seven months ended December 31, 2020), December 31, 2021, and December 31, 2022:

					Non-Equity
					Incentive Plan
					Compensation
					($)
			Share-	Option-
NEO			Based	Based	Annual	Long -term	Pension	All Other	Total
Name and		Salary(4)	Awards	Awards	Incentive	Incentive	Value	Compensation	Compensation
Principal Position	Year	($)	($)(5)	($)	Plans(4)	Plans	($)	($)	($)
Brett Heath	2022	549,585	238,950	194,250(8)	233,678	Nil	Nil	Nil	1,216,463
CEO and President	2021	481,344	145,200	435,750(7)	334,685	Nil	Nil	Nil	1,396,979
	2020(1)	236,853	133,125	438,200(6)	461,797	Nil	Nil	Nil	1,269,975
Saurabh Handa(2)	2022	308,000	Nil	155,400(8)	162,400	Nil	Nil	Nil	625,800
CFO	2021	280,000	Nil	232,400(7)	185,000	Nil	Nil	Nil	697,400
	2020(1)	82,869	Nil	626,000(6)	130,000	Nil	Nil	Nil	838,869
Andrew Clark	2022	211,200	Nil	129,500(8)	75,000	Nil	Nil	Nil	415,700
VP Corporate	2021	192,000	Nil	232,400(7)	65,000	Nil	Nil	Nil	489,400
Development	2020(1)	104,500	Nil	219,100(6)	125,000	Nil	Nil	Nil	448,600

Sundeep Sara	2022	180,000	Nil	129,500(8)	78,000	Nil	Nil	Nil	387,500
VP Acquisitions(3)	2021	132,000	Nil	232,400(7)	81,000	Nil	Nil	Nil	445,400
	2020(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) The Corporation changed its fiscal year end from May 31 to December 31. Consequently, the information in the above table for the fiscal year ended December 31, 2020 reflects the amounts for the Corporation's seven-month transition year from May 31, 2020, to December 31, 2020.

(2) Mr. Handa was appointed as CFO of the Corporation effective November 1, 2020.

(3) Mr. Sara was appointed VP Acquisitions on January 1, 2022, and prior to 2021 did not meet the definition of a NEO.

(4) The exchange rate used to calculate Mr. Heath's salary and annual incentive plan was based on the average USD- CAD exchange rate for the period from January 1 to December 31, of each respective year using the exchange rates published by the Bank of Canada.

(5) The value of a share-based award (RSUs) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.

(6) The "grant date fair value" of options has been determined by using the Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price - $12.85, exercise price - $12.85, an option life of 5 years, a risk-free interest rate of 0.40% and a volatility of 58%. See the table under "Incentive Plan Awards" for the 'in-the-money' value of these options on December 31, 2022.

(7) The "grant date fair value" of options has been determined by using the Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price - $11.73, exercise price - $11.73, an option life of 5 years, a risk-free interest rate of 0.96% and a volatility of 58%. See the table under "Incentive Plan Awards" for the 'in-the-money' value of these options on December 31, 2022.

(8) The "grant date fair value" of options has been determined by using the Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price - $5.98, exercise price - $5.98, an option life of 5 years, a risk-free interest rate of 3.22% and a volatility of 58%. See the table under "Incentive Plan Awards" for the 'in-the-money' value of these options on December 31, 2022.

(9) The share-based awards are previously granted RSUs that vested in 2022.

(10) The share-based awards are previously granted RSUs that vested in 2021.

Narrative Discussion

The Corporation has calculated the "grant date fair value" amounts in the 'Option-based Awards' column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each NEO (based on Common Share price less option exercise price) is set forth in the 'Value of Unexercised in-the-money Options' column of the "Outstanding Share-Based and Option-Based Awards" table below.

D. Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out, for each NEO, the incentive stock options to purchase Common Shares under the Corporation's Original Plan (as defined herein), 2017 Share Compensation Plan (as defined herein), 2019 Share Compensation Plan (as defined herein) and 2022 Share Compensation Plan and any option-based awards and share-based awards held as of the end of most recently completed fiscal year (December 31, 2022). The closing price of the Common Shares on the TSX Venture Exchange ("TSXV") on December 30, 2022, the last business day of 2022, was $6.59 per share.

	Option-based Awards				Share-based Awards
Name & Position	Number of securities underlying unexercised options (vested-unvested)	Option exercise Price (per share)	Option expiration date (m/d/y)	Value of unexercised 'in-the-money' Options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)
Brett Heath CEO	0-75,000(2)	$5.98	08/16/27	Nil	97,408	641,919	N/A
and President	37,500-37,500(2)	$11.73	04/27/26	Nil
	70,000-0	$12.85	11/06/25	Nil
	130,000-0	$7.66	01/15/25	Nil
	87,500-0	$3.24	01/04/24	293,125
	112,500-0	$2.92	09/17/23	412,875
	75,000-0	$2.56	03/01/23	302,250

Saurabh Handa(1)	0-60,000(2)	$5.98	08/16/27	Nil	86,105	567,432	N/A
CFO	20,000-20,000(2)	$11.73	04/27/26	Nil
	100,000-0	$12.85	11/06/25	Nil

Andrew Clark	0-50,000(2)	$5.98	08/16/27	Nil	75,631	498,408	N/A
VP Corporate	20,000-20,000(2)	$11.73	04/27/26	Nil
Development	35,000-0	$12.85	11/06/25	Nil
	65,000-0	$7.66	01/15/25	Nil
	31,250-0	$3.24	01/04/24	104,688
	43,750-0	$2.92	09/17/23	160,563

Sundeep Sara	0-50,000(2)	$5.98	08/16/27	Nil	74,410	490,362	N/A
VP Acquisitions	20,000-20,000(2)	$11.73	04/27/26	Nil
	30,000-0	$12.85	11/06/25	Nil
	65,000-0	$7.66	01/15/25	Nil
	18,750-0	$3.24	01/04/24	62,813
	25,000-0	$2.92	09/17/23	91,750

(1) Mr. Handa was appointed as CFO of the Corporation effective November 1, 2020.

(2) The options shall vest such that 50% shall vest after 12 months from date of grant, and the balance (50%) after 24 months from the date of grant.

(3) Options are "in the money" if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

The Board's approach to recommending options to be granted is consistent with prevailing practice for companies within the Corporation's peer group, as outlined above. Grants of options depend on the length of service of the NEOs. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted.

Employment and Consulting Agreements

President and CEO

The Corporation and BLH Global Consulting LLC ("BLH Global"), a private Puerto Rico company wholly owned by Brett Heath, entered into a Consulting Agreement dated December 19, 2020, which was amended and superseded by an Independent Consultant Agreement dated January 1, 2023 (the "Heath Agreement") to increase the Heath Annual Fees (as defined below) in respect to Mr. Heath's services as the Corporation's President and CEO.

The Heath Agreement provides that Mr. Heath will provide his services as the Corporation's President and CEO until December 31, 2026 (the "Term"), unless terminated by either party in accordance with the Heath Agreement. The Heath Agreement will automatically renew at the end of the Term for one (1) additional year (and subsequent additional years) unless the Corporation provides 180 days' notice prior to the end of the Term. The Heath Agreement provides for the remuneration of BLH Global at the rate of US$38,016 per month, equivalent to an annual fee of US$456,192 per annum (the "Heath Annual Fees").

The Heath Agreement also provides for the eligibility of BLH Global to receive the following annual bonus fee payments (collectively, the "Heath Bonus Payments" and, together with the Heath Annual Fees, the "Heath Fees"):

(a) a discretionary success fee in such amount as determined by the Compensation Committee, in its sole discretion, based on individualized performance objectives determined by the Compensation Committee;

(b) a share price bonus based on the amount, if any, by which the Corporation's share price as of the current fiscal year end exceeds its share price as of the previous fiscal year end, subject to a maximum payment of US$127,000;

(c) a shareholder return bonus based on the proportion of the Corporation's net cash flow from operating activities compared to its total capital employed (i.e. total assets less total liabilities) for the current fiscal year exceeding certain milestone percentages specified in the Heath Agreement, subject to a maximum payment of US$127,000;

(d) a gold equivalent target bonus based on the amount, if any, by which the Gold Equivalent

Ounces (as defined in the Heath Agreement) as of the Corporation's most recently ended fiscal year end exceeds the Gold Equivalent Ounces as of the Corporation's previous fiscal year end, subject to a maximum payment of US$127,000; and

(e) a large transaction bonus if the Corporation completes one or more royalty acquisitions that meet the parameters specified in the Heath Agreement in the current fiscal year, subject to a maximum payment of US$50,000.

If the Heath Agreement is terminated by the Corporation in absence of a Material Breach (as defined in the Heath Agreement), or if BLH Global terminates for "good reason" (as defined in the Heath Agreement), BLH Global shall be entitled to remuneration in the amount of the total Heath Fees received by BLH Global in the fiscal year prior to such termination. See "Termination and Change of Control Payments" table below.

The Heath Agreement also provides for compensation payments to BLH Global in the event that either party terminates the Heath Agreement within twelve (12) months of a Change of Control (as defined in the Heath Agreement). See "Termination and Change of Control Payments" table below.

Chief Financial Officer

The Corporation and Saurabh Handa entered into an employment agreement dated January 1, 2023, to increase the Handa Annual Salary (as defined below), (the "Handa Agreement") in respect to Mr. Handa's services as the Corporation's CFO for such period until Mr. Handa's employment is terminated in accordance with the Handa Agreement.

Under the Handa Agreement, the Corporation will pay Mr. Handa an annual salary of $332,640 (the "Handa Annual Salary"). The Handa Agreement also provides for the eligibility of Mr. Handa to receive the following annual performance bonus payments (the "Handa Bonus Payments"):

(a) a discretionary bonus in such amount as determined by the Compensation Committee, in its sole discretion, based on individualized performance objectives determined by the Compensation Committee;

(b) a share price bonus based on the amount, if any, by which the Corporation's share price as of the current fiscal year end exceeds its share price as of the previous fiscal year end, subject to a maximum payment of $60,000;

(c) a shareholder return bonus based on the proportion of the Corporation's net cash flow from operating activities compared to its total capital employed (i.e. total assets less total liabilities) for the current fiscal year exceeding certain milestone percentages specified in the Handa Agreement, subject to a maximum payment of $80,000;

(d) an audit completion bonus of $45,000 based on a timely and clean audit, taking into account the auditors' comments with regard to items such as material adjustments, material weaknesses and effective internal controls; and

(e) a large transaction bonus if the Corporation completes one or more royalty acquisitions that meet the parameters specified in the Handa Agreement in the current fiscal year, subject to a maximum payment of $50,000.

If the Handa Agreement is terminated by the Corporation without just cause, or if Mr. Handa resigns for "good reason" (as defined in the Handa Agreement), Mr. Handa will be entitled to remuneration in the amount equal to two times the Handa Annual Salary and two times the average Handa Bonus Payments based on the two most recently completed fiscal years. See "Termination and Change of Control Payments" table below.

The Handa Agreement also provides for compensation for Mr. Handa in the event that either party terminates the Handa Agreement within six (6) months of a Change of Control (as defined in the Handa Agreement). See "Termination and Change of Control Payments" table below.

VP Corporate Development

The Corporation and Andrew Clark entered into an employment agreement effective November 1, 2020, as amended on January 1, 2023 to increase the Clark Annual Salary (as defined below), (the "Clark Agreement") in respect to Mr. Clark's services as the Corporation's VP Corporate Development for such period until Mr. Clark's employment is terminated in accordance with the Clark Agreement.

Under the Clark Agreement, the Corporation will pay Mr. Clark an annual salary of $228,096 (the "Clark Annual Salary"). The Clark Agreement also provides for the eligibility of Mr. Clark to receive the following annual bonus payments (the "Clark Bonus Payments"):

(a) a discretionary bonus in such amount as determined by the Compensation Committee, in its sole discretion, based on individualized performance objectives determined by the Compensation Committee;

(b) a share price bonus based on the amount, if any, by which the Corporation's share price as of the current fiscal year end exceeds its share price as of the previous fiscal year end, subject to a maximum payment of $15,000; and

(c) a transaction bonus of $35,000 if the Corporation completes four or more royalty acquisitions that meet the parameters specified in the Clark Agreement in the current fiscal year (the "Clark Transaction Minimum Bonus"), and in addition to the Clark Transaction Minimum Bonus, a transaction bonus of $20,000 for each royalty acquisition with a transaction size greater than $25 million (the "Clark Large Transaction Bonus"). The Clark Large Transaction Bonus will be increased to $40,000 if the royalty acquisition has a transaction size of $50 million or greater.

If the Clark Agreement is terminated by the Corporation without just cause, or if Mr. Clark resigns for "good reason" (as defined in the Clark Agreement), Mr. Clark will be entitled to remuneration in the amount equal to one year of the Clark Annual Salary and one year of the Clark Bonus Payments based on the most recently completed fiscal year. See "Termination and Change of Control Payments" table below.

The Clark Agreement also provides for compensation for Mr. Clark in the event that the Clark Agreement is terminated within six (6) months of a Change of Control (as such term is defined in the Clark Agreement). See "Termination and Change of Control Payments" table below.

VP Acquisitions

The Corporation and Sundeep Sara entered into an employment agreement effective November 1, 2020, as amended on January 1, 2023 to increase the Sara Annual Salary (as defined below) and the amount of discretionary bonus for which Mr. Sara is eligible, (the "Sara Agreement") in respect to Mr. Sara's services as the Corporation's VP Acquisitions for such period until Mr. Sara's employment is terminated in accordance with the Sara Agreement.

Under the Sara Agreement, the Corporation will pay Mr. Sara an annual salary of $194,400 (the "Sara Annual Salary"). The Sara Agreement also provides for the eligibility of Mr. Sara to receive the following annual bonus payments (the "Sara Bonus Payments"):

(a) a discretionary bonus in such amount as determined by the Compensation Committee, in its sole discretion, based on individualized performance objectives determined by the Compensation Committee;

(b) a share price bonus based on the amount, if any, by which the Corporation's share price as of the current fiscal year end exceeds its share price as of the previous fiscal year end, subject to a maximum payment of $15,000; and

(c) a transaction bonus of $35,000 if the Corporation completes four or more royalty acquisitions that meet the parameters specified in the Sara Agreement in the current fiscal year (the "Sara Transaction Minimum Bonus"), and in addition to the Sara Transaction Minimum Bonus, a transaction bonus of $20,000 for each royalty acquisition with a transaction size greater than $25 million (the "Sara Large Transaction Bonus"). The Sara Large Transaction Bonus will be increased to $40,000 if the royalty acquisition has a transaction size of $50 million or greater.

If the Sara Agreement is terminated by the Corporation without just cause, or if Mr. Sara resigns for "good reason" (as defined in the Sara Agreement), Mr. Sara will be entitled to remuneration in the amount equal to one year of the Sara Annual Salary and one year of the Sara Bonus Payments based on the most recently completed fiscal year. See "Termination and Change of Control Payments" table below.

The Sara Agreement also provides for compensation for Mr. Sara in the event that the Sara Agreement is terminated within six (6) months of a Change of Control (as such term is defined in the Sara Agreement). See "Termination and Change of Control Payments" table below.

Termination and Change of Control Payments

The following table sets out estimates of the incremental amounts payable by the Corporation to the NEOs upon identified termination events, assuming each such event took place on December 31, 2022. The actual amount of the payout upon identified termination events can only be determined at the time any such event actually occurs.

Termination
	without	Change of Control
	Cause	with Termination
Name and Principal Position	($)	($)
Brett Heath - President, CEO & Director
Cash severance	815,349(1)	2,765,033(2)
Payment for vested stock options	Nil	45,750(9)
Payment for vested restricted share units	Nil	641,919(10)
Saurabh Handa - Chief Financial Officer
Cash severance	1,012,680(3)	1,012,680(4)
Payment for vested stock options	Nil	36,600(9)
Payment for vested restricted share units	Nil	567,432(10)
Andrew Clark - VP Corporate Development
Cash severance	303,096(5)	596,192(6)
Payment for vested stock options	Nil	30,500(9)
Payment for vested restricted share units	Nil	498,408(10)
Sundeep Sara - VP Acquisitions
Cash severance	272,400(7)	547,800(8)
Payment for vested stock options	Nil	30,500(9)
Payment for vested restricted share units	Nil	490,362(10)

(1) This estimate reflects the Heath Fees paid to BLH Global during the fiscal year ended December 31, 2022, in accordance with the Heath Agreement, prior to the January 1, 2023 amendments.

(2) This estimate reflects the two times the average value of the Heath Fees paid to BLH Global during the fiscal years ended December 31, 2020, 2021, and 2022, plus an amount equal to two times the average value of RSUs granted during the fiscal years ended December 31, 2020, 2021 and 2022, in accordance with the Heath Agreement, prior to the January 1, 2023 amendments.

(3) This estimate reflects two times the Handa Annual Salary and two times the average of the Handa Bonus Payments paid to Mr. Handa during the fiscal years ended December 31, 2022 and December 31, 2021, in accordance with an employment agreement between the Corporation and Saurabh Handa dated February 1, 2021, as amended on January 1, 2022.

(4) This estimate reflects two times the Handa Annual Salary and two times the average of the Handa Bonus Payments paid to Mr. Handa during the fiscal years ended December 31, 2022 and December 31, 2021, in accordance with an employment agreement between the Corporation and Saurabh Handa dated February 1, 2021, as amended on January 1, 2022.

(5) This estimate reflects one year of the Clark Annual Salary and the Clark Bonus Payment during the fiscal year ended December 31, 2022, in accordance with the Clark Agreement, prior to the January 1, 2023 amendments.

(6) This estimate reflects two times the Clark Annual Salary and two times the average of the Clark Bonus Payments paid to Mr. Clark during the fiscal years ended December 31, 2022 and December 31, 2021, in accordance with the Clark Agreement, prior to the January 1, 2023 amendments.

(7) This estimate reflects one year of the Sara Annual Salary plus the Sara Bonus Payments paid to Mr. Sara during the fiscal year ended December 31, 2022, in accordance with the Sara Agreement, prior to the January 1, 2023 amendments.

(8) This estimate reflects two times the Sara Annual Salary and two times the average of the Sara Bonus Payments paid to Mr. Sara during the fiscal years ended December 31, 2022 and December 31, 2021, in accordance with the Sara Agreement, prior to the January 1, 2023 amendments.

(9) Includes the value of in-the-money stock options that were unvested at December 31, 2022, but would have become vested due to a change of control with termination.

(10) Includes the value of restricted share units that were unvested at December 31, 2022, but would have become vested due to a change of control with termination.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets out the share-based and option-based awards that vested in, and non-equity awards that were earned by, the NEOs during the Corporation's last financial year.

Name & Position	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards(3) ($)	Share-based awards(4) ($)
Brett Heath CEO and President	559,797	238,950	Nil
Saurabh Handa(1) CFO	429,200	Nil	Nil
Andrew Clark VP Corporate Development	287,161	Nil	Nil
Sundeep Sara(2) VP Acquisitions	271,511	Nil	Nil

(1) Mr. Handa was appointed as CFO of the Corporation effective November 1, 2020.

(2) Mr. Sara was appointed VP Acquisitions of the Corporation on January 1, 2022.

(3) The value of an option-based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by grant date fair value calculated using the Black-Scholes option pricing model, which is described above. See the table under "Outstanding Share-based and Option-based Awards to NEOs" for the "in-the-money" value of these options on December 31, 2022.

(4) The value of a share-based award (RSUs) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date. See the table under "Outstanding Share-based and Option-based Awards to NEOs" for the "in-the-money" value of these RSUs on December 31, 2022.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards that were exercised by the NEOs during the Corporation's last financial year.

Name & Position	Options Exercised (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized(3) ($)
Brett Heath	50,000	$2.32	02/11/22	$1,146,600
CEO and President	200,000	$2.16	07/30/22

Saurabh Handa(1)	Nil	N/A	N/A	N/A
CFO

Andrew Clark	Nil	N/A	N/A	N/A
VP Corporate Development

Sundeep Sara(2)	Nil	N/A	N/A	N/A
VP Acquisitions

(1) Mr. Handa was appointed as CFO of the Corporation effective November 1, 2020.

(2) Mr. Sara was appointed VP Acquisitions of the Corporation on January 1, 2022.

(3) Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired.

E. Pension Plan Benefits

The Corporation does not have a pension plan, defined benefits plan, defined contribution plan or deferred compensation plan.

F. Termination and Change of Control Benefits

Other than described above under 'Incentive Plan Awards - Employment and Consulting Agreements", the Corporation has not provided or agreed to provide any compensation to any NEOs as a result of a change of control of the Corporation, its subsidiaries or affiliates.

G. Director Compensation

The following table describes director compensation for non-executive directors for the financial year ended December 31, 2022.

Name	Fees earned ($)	Share- based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Lawrence Roulston	70,253	Nil	129,500	Nil	Nil	Nil	199,753
E.B. Tucker	44,550	153,300	155,400	Nil	Nil	148,325(3)	501,575
Alexander Molyneux	46,200	128,970	129,500	Nil	Nil	Nil	304,670
James Beeby	46,200	9,495	129,500	Nil	Nil	Nil	185,195
Amanda Johnston(4)	16,088	Nil	129,500	Nil	Nil	Nil	145,588
Terry Krepiakevich(5)	24,842	149,625	Nil	Nil	Nil	Nil	174,467
Douglas Silver(6)	46,228	108,000	129,500	Nil	Nil	Nil	283,728

(1) The value of a share-based award (RSUs) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.

(2) The "grant date fair value" of options has been determined by using the Black Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black Scholes option pricing model using the following weighted average assumptions: stock price - $5.98, exercise price - $5.98, an option life of 5 years, a risk-free interest rate of 3.22% and a volatility of 58%. See the table under "Outstanding Share-based and Option-based Awards to Directors" for the "in-the-money" value of these options on December 31, 2022.

(3) Mr. Tucker is paid a fee of US$9,500 per month for his work on the ATM Committee.

(4) Mrs. Johnston joined the Board on August 16, 2022.

(5) Mr. Krepiakevich resigned from the Board on May 22, 2022.

(6) Mr. Silver resigned from the Board on May 16, 2023.

The Corporation has calculated the "grant date fair value" amounts in the 'Option-based Awards' column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well out-of-the-money can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the in-the-money options currently held by each director (based on Common Share price less option exercise price) is set forth in the 'Value of Unexercised in-the-money Options' column of the "Outstanding Share-Based and Option-Based Awards" table below.

Outstanding Share-Based and Option-based Awards to Directors

The following table sets out, for each director who is not an officer, the stock options to purchase Common Shares under the 2022 Share Compensation Plan, including option-based awards and share-based awards, held as of the last financial year (December 31, 2022). The closing price of the Common Shares on the TSXV on December 30, 2022, the last business day of 2022, was $6.59 per share.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (vested- unvested)	Option exercise price (per share)	Option expiration date (m/d/y)	Value of unexercised 'in-the-money' options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)
Lawrence Roulston	0-50,000(1)	$5.98	08/16/27	Nil	71,000	467,890	Nil
	20,000-20,000(1)	$11.73	04/27/26	Nil
	35,000-0	$12.85	11/06/25	Nil
	60,000-0	$7.66	01/15/25	Nil
	50,000-0	$3.24	01/04/24	167,500
	43,750-0	$2.92	09/17/23	160,563
	50,000-0	$2.56	03/01/23	201,500
E.B. Tucker	0-60,000(1)	$5.98	08/16/27	Nil	42,500	280,075	Nil
	25,000-25,000(1)	$11.73	04/27/26	Nil
	40,000-0	$12.85	11/06/25	Nil
	70,000-0	$7.66	01/15/25	Nil
	62,500-0	$3.24	01/04/24	209,375
	56,250-0	$2.92	09/17/23	206,438
	75,000-0	$2.56	03/01/23	302,250
Alexander Molyneux	0-50,000(1)	$5.98	08/16/27	Nil	40,000	263,600	Nil
	20,000-20,000(1)	$11.73	04/27/26	Nil
	30,000-0	$12.85	11/06/25	Nil
	60,000-0	$7.66	01/15/25	Nil
	25,000-0	$3.24	01/04/24	83,750
	10,938-0	$2.92	09/17/23	40,142
James Beeby	0-50,000(1)	$5.98	08/16/27	Nil	68,500	451,415	Nil
	20,000-20,000(1)	$11.73	04/27/26	Nil
	30,000-0	$12.85	11/06/25	Nil
	50,000-0	$7.66	01/15/25	Nil
Amanda Johnston(3)	0-50,000(1)	$5.98	08/16/27	Nil	40,000	263,600	Nil
Douglas Silver(4)	0-50,000(1)	$5.98	08/16/27	Nil	45,000	296,550	Nil
	30,000-30,000(1)	$11.73	04/27/26	Nil

(1) The options shall vest such that 50% shall vest after 12 months from date of grant, and the balance (50%) after 24 months from the date of grant.

(2) Options are "in the money" if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

(3) Mrs. Johnston joined the Board on August 16, 2022.

(4) Mr. Silver resigned from the Board on May 16, 2023.

The Board's approach to recommending options to be granted is consistent with prevailing practice for companies within the Corporation's peer group, as outlined above. Grants of options depend on the length of service of the directors. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each director who is not an officer, the values of all incentive plan awards which vested or were earned during the Corporation's last completed financial year.

Name	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards(1) ($)	Share-based awards(2) ($)
Lawrence Roulston	282,437	Nil	Nil
E.B. Tucker	336,585	153,300	Nil
Alexander Molyneux	266,787	128,970	Nil
James Beeby	257,339	9,495	Nil
Amanda Johnston(3)	Nil	Nil	Nil
Terry Krepiakevich(4)	$276,235	149,625	Nil
Douglas Silver(5)	174,300	108,000	Nil

(1) The value of an option-based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the grant date fair value calculated using the Black-Scholes option pricing model, which is described above. See the table under "Outstanding Share-based and Option-based Awards to Directors" for the "in-the-money" value of these options on December 31, 2022.

(2) The value of a share-based award (RSUs) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.

(3) Mrs. Johnston joined the Board on August 16, 2022.

(4) Mr. Krepiakevich retired from the Board on May 22, 2022.

(5) Mr. Silver resigned from the Board on May 16, 2023.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Corporation's last completed financial year by the directors.

Name	Options Exercised (#)	Exercise Price	Date of Exercise(m/d/y)	Aggregate Value Realized(1) ($)
Lawrence Roulston	12,500 75,000	$2.32 $2.16	02/17/22 07/16/22	600,000
E.B. Tucker	100,000	$2.16	05/24/22	509,000
Alexander Molyneux	N/A	N/A	N/A	N/A
James Beeby	N/A	N/A	N/A	N/A
Amanda Johnston(2)	N/A	N/A	N/A	N/A
Terry Krepiakevich(3)	N/A	N/A	N/A	N/A
Douglas Silver(4)	N/A	N/A	N/A	N/A

(1) Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired.

(2) Mrs. Johnston joined the Board on August 16, 2022.

(3) Mr. Krepiakevich resigned from the Board on May 22, 2022.

(4) Mr. Silver resigned from the Board on May 16, 2023.

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets out, as at the end of the Corporation's last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights(1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans(2)
Equity compensation plans approved by shareholders	3,540,456(3)	$7.26	1,406,332
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	3,540,456	$7.26	1,406,332

(1) Assuming outstanding options, warrants, bonus shares, and rights are fully vested.

(2) Excluding the number of Common Shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

(3) Inclusive of 2,818,902 stock options and 721,554 restricted share units under the 2022 Share Compensation Plan.

Description of the Current Share Compensation Plan

Background

The Corporation adopted a 10% "rolling" stock option plan, which was approved by the Shareholders at its annual meetings since February 2004 (the "Original Plan"). In 2017, the Corporation replaced the Original Plan with a share compensation plan (the "2017 Share Compensation Plan"), and in 2019 replaced the 2017 Share Compensation Plan with a new share compensation plan (the "2019 Share Compensation Plan").

On May 6, 2022, the Board approved the replacement of the 2019 Share Compensation Plan with a new share compensation plan (the "2022 Share Compensation Plan") to comply with certain amendments made by the TSXV to its policies regarding security based compensation. The 2022 Share Compensation Plan was subsequently approved by the TSXV and by the Shareholders at the annual meeting held on June 22, 2022.

On May 11, 2023, following comments of the TSXV, the Board implemented certain administrative changes to the 2022 Share Compensation Plan (the "Current Share Compensation Plan"), such administrative changes did not require Shareholder approval pursuant to the TSXV policies. A copy of the Current Share Compensation Plan is attached to this Circular as Schedule "B".

The policies of the TSXV provide that, where a corporation has a rolling security based compensation plan in place, it must seek shareholder approval for such plan annually. Shareholders are being asked at the Meeting to approve and ratify the Current Share Compensation Plan. Please refer to the section below entitled "Particulars of Matters to be Acted Upon - Approval of Current Share Compensation Plan" for details.

The Current Share Compensation Plan is a 10% "rolling" plan, pursuant to which the number of Common Shares which may be issued pursuant to restricted share units (the "RSUs") and options to purchase Common Shares (the "Options") granted under the Current Share Compensation Plan, and options and restricted share units previously granted under the 2022 Share

Compensation Plan, 2019 Share Compensation Plan, 2017 Share Compensation Plan and the Original Plan, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

Overview

The Current Share Compensation Plan provides that the Board may from time to time, in its discretion, grant to the Eligible Person (as such term is defined below) selected by the Administrators (as such term is defined below) to participate the Current Share Compensation Plan (each, a "Participant"), who may include participants who are citizens or residents of the United States (each, a "US Participant"), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Corporation.

The purpose of the Current Share Compensation Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Corporation or any of its subsidiaries to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract to and retain in the employ of the Corporation or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Corporation. Instead, each RSU represents a right to receive one Common Share or a lump sum payment in cash following the attainment of vesting criteria determined by the Administrators at the time of the award (subject to TSXV policies). See "Restricted Share Units - Vesting Provisions" below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See "Options - Vesting Provisions" below.

Purpose of the Current Share Compensation Plan

The stated purpose of the Current Share Compensation Plan is to advance the interests of the Corporation and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Corporation and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following persons will be eligible to participate in the Share Compensation Plan (each, an "Eligible Person"):

• any officer, director or employee of the Corporation or any subsidiary of the Corporation, or

• any "Consultant", which is defined under the Share Compensation Plan as an individual (other than an employee or a director of the Corporation or any of its subsidiaries) that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to any of its subsidiaries, other than services provided in relation to an offer or sale of securities of the Corporation in a capital raising transaction, or services that promote or maintain a market for the Corporation's securities; without limiting the foregoing, consultants providing investor relations services are not Consultants or eligible persons under the Share Compensation Plan; (B) provides the services under a written contract between the Corporation or the subsidiary and the individual or the Corporation; and (C) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or any subsidiary of the Corporation.

Administration of the Current Share Compensation Plan

The Current Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board from time to time (the "Administrators") through the recommendation of the Compensation Committee. The Administrators determine the eligibility of persons to participate in the Current Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the TSXV.

Number of Common Shares Available for Issuance under the Current Share Compensation Plan

The number of Common Shares available for issuance upon the vesting of RSUs awarded and Options granted under the Current Share Compensation Plan is limited to 10% of the issued and outstanding Common Shares at the time of any grant, as reduced by the number of Common Shares that may be issued pursuant to options or RSUs outstanding under the Original Plan, the 2017 Share Compensation Plan, the 2019 Share Compensation Plan or the 2022 Share Compensation Plan.

Restrictions on the Award of RSUs and Grant of Options

The awards of RSUs and grants of Options (collectively, the "Security Based Compensation") under the Current Share Compensation Plan are subject to a number of restrictions:

(a) the total number of Common Shares issuable pursuant to all Security Based Compensation granted or awarded under the Current Share Compensation Plan and any other share compensation arrangements of the Corporation cannot exceed 10% of the Common Shares then outstanding;

(b) unless the Corporation obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan and any other share compensation arrangements of the Corporation to any one Participant in any 12 month period cannot exceed 5% of the Common Shares then outstanding;

(c) the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Current Share Compensation Plan and any other share compensation arrangements of the Corporation in any 12 month period to any one Consultant shall not exceed 2% of the issued and outstanding Common Shares then outstanding; and

(d) the maximum aggregate number of Common Shares issuable pursuant to all Options granted to Investor Relations Service Providers (as such term is defined in the Current Share Compensation Plan) under the Current Share Compensation Plan and any other share compensation arrangements of the Corporation in any 12 month period in aggregate shall not exceed 2% of the issued and outstanding Common Shares; provided, that Options granted to any and all Investor Relations Service Providers must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period in accordance with the vesting requirements set out in the TSXV's policies.

The following restrictions also apply to the Current Share Compensation Plan in accordance with TSXV Policy 4.4 - Security Based Compensation ("TSXV Policy 4.4"):

(a) All Security Based Compensation granted or issued under the Current Share Compensation Plan is non-assignable and non-transferable;

(b) Unless the Corporation obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Current Share Compensation Plan to Insider Participants (as such term is defined in the Current Share Compensation Plan) as a group shall not exceed 10% of the issued and outstanding Common Shares at any point in time;

(c) Unless the Corporation obtains disinterested shareholder approval, the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Current Share Compensation Plan in any 12 month period to Insider Participants as a group (together with those Common Shares issuable pursuant to any other share compensation arrangement) shall not exceed 10% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to any Insider Participant;

(d) Investor Relations Service Providers may not receive any Security Based Compensation other than Options; and

(e) Any Security Based Compensation granted or issued to any Participant who is a Director, Officer, Employee or Consultant must expire within 12 months following the date the Participant ceases to be an Eligible Person under the Current Share Compensation Plan.

Restricted Share Units

The Administrators may award RSUs to Eligible Persons (other than Investor Relations Service Providers) under the Current Share Compensation Plan reserving for issuance such number of Common Shares equal to up to a maximum of 10% of the issued and outstanding Common Shares at the date of the award (such maximum amount to include any Options granted under the Current Share Compensation Plan that may be exercised for Common Shares).

(a) Mechanics for RSUs

RSUs awarded to Participants under the Current Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Current Share Compensation Plan. After the vesting criteria of any RSUs awarded under the Current Share Compensation Plan is satisfied, a Participant shall be entitled to receive and the Corporation shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant's account multiplied by the Market Price (as such term is defined in the Current Share Compensation Plan) of the Common Shares traded on the TSXV on the payout date; (ii) the number of Common

Shares required to be issued to a Participant upon the vesting of such Participant's RSUs in the Participant's account will be, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

(b) Vesting Provisions

The Current Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators shall, subject to the TSXV rules, determine the vesting criteria applicable to the awarded RSUs provided that, subject to certain exceptions in the Current Share Compensation Plan, no RSUs may vest before the date that is one year following the date of award; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Current Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an "RSU Agreement"); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Corporation's annual incentive compensation program, and performance-based vesting provisions as a component of the Corporation's long-term incentive compensation program.

Under the Current Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period formally imposed by the Corporation, such date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

(c) Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Current Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an "Event of Termination"). In such circumstances, any vested RSUs will be issued as soon as practicable after the Event of Termination (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting); and, unless otherwise determined by the Administrators in their discretion, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement).

If an Event of Termination occurs involving the death of a Participant occurs and such Participant is entitled to any RSUs under the Current Share Compensation Plan, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant's death.

Notwithstanding the above, if a person retires in accordance with the Corporation's retirement policy at such time, any unvested performance-based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date.

For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The Administrators may at any time and from time to time grant Options to Eligible Persons reserving for issuance such number of Common Shares equal to up to a maximum of 10% of the issued and outstanding Common Shares as at the date of the grant (such maximum amount to include any RSUs awarded under the Current Share Compensation Plan).

(a) Mechanics for Options

Each Option granted pursuant to the Current Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Current Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied.

(b) Vesting Provisions

The Current Share Compensation Plan provides that the Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The agreement evidencing the grant of the Option attached as Exhibit B to the Current Share Compensation Plan (or in such form as the Administrators may approve from time to time) will disclose any vesting conditions prescribed by the Administrators. Acceleration of the vesting schedule set out in Section 4.4(c) of TSXV Policy 4.4 for Options granted to Investor Relations Services Providers is subject to prior TSXV approval.

(c) Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Current Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options will be (whether or not then exercisable) automatically cancelled.

If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any Options under the Current Share Compensation Plan, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant's death.

(d) Cashless Exercise

Unless otherwise determined by the Administrators or not compliant with any applicable laws or rules of any applicable securities exchange or market, a Participant may elect cashless exercise. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate exercise price of the Options. Instead the following will apply:

i. The Participant will instruct a broker selected by the Participant to sell through the stock exchange or market on which the Common Shares are listed or quoted, sufficient number of Common Shares issuable on the exercise of Options to cover the exercise price of the Options, as soon as possible upon the issue of such Common Shares to the Participant at the then applicable bid price of the Common Shares.

ii. Before the relevant trade date, the Participant will deliver the exercise notice including details of the trades to the Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate for such Participant's Common Shares in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Corporation of (i) the exercise price for such Common Shares; and (ii) the amount the Corporation determines, in its discretion, is required to satisfy the Corporation withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

(e) Net Exercise

Subject to prior approval by the Administrators, a Participant may elect to surrender for cancellation to the Corporation any vested Options, excluding Options held by any Investor Relations Service Provider, being exercised and the Corporation will issue to the Participant, as consideration for the surrender of such Options, that number of Common Shares (rounded down to the nearest whole Common Share) on a net issuance basis in accordance with the following formula below:

X = Y (A - B)

 A

where:

X = The number of Common Shares to be issued to the Participant in consideration for the net exercise of the Options under this Section 5.8;

Y = The number of vested Options with respect to the vested portion of the Option to be surrendered for cancellation;

A = The VWAP of the Common Shares; and

B = The Exercise Price for such Options.

(f) Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Discounted Market Price on the date of grant. "Discounted Market Price" is defined in the Current Share Compensation Plan as the Market Price of the Common Shares, less a discount of up to 25% if the Market Price is $0.50 or less; up to 20% if the Market Price is between $2.00 and $0.51; and up to 15% if the Market Price is greater than $2.00; and "Market Price" is defined in the Current Share Compensation Plan as "as of any date, the closing price of the Common Shares on the TSXV for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange or quotation system, the Market Price shall be determined in good faith by the Administrators in accordance with valuation principles under U.S. Treasury Regulation Section1.409A-1(b)(5)(iv)(B).

With respect to Options granted to U.S. Participants, the exercise price shall not be less than the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the grant date.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Current Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period formally imposed by the Corporation, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control

If there is a Change of Control (as such term is defined in the Current Share Compensation Plan) then, notwithstanding any other provision of the Current Share Compensation Plan except subsection 4.3(d) which will continue to apply in all circumstances, all unvested RSUs and any or all Options (whether or not currently exercisable) shall automatically vest or become exercisable, as applicable (subject, in the case of Options granted to Investor Relations Services Providers, to prior TSXV approval), such that Participants under the Share Compensation Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Corporation or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion.

Transferability

RSUs awarded and Options granted under the Current Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of Corporation assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board and any necessary TSXV approvals, make such changes or adjustments, if any, as the Administrators consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Current Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Current Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Amendment Provisions in the Current Share Compensation Plan

The Board may amend the Current Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall:

(a) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Current Share Compensation Plan and with respect to RSUs and Options of US Participants;

(b) be subject to any regulatory approvals including, where required, the approval of the TSXV; and

(c) be subject to shareholder approval, where required by the requirements of the TSXV, provided that shareholder approval shall not be required for the following amendments:

i. amendments of a "housekeeping nature", including any amendment to the Current

Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Current Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

ii. amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

iii. a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

iv. a change to the termination provisions of any Option or RSUs (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

v. the introduction of features to the Current Share Compensation Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

vi. amendment of the Current Share Compensation Plan as it relates to making lump sum payments to Participants upon the vesting of the RSUs;

vii. the amendment of the cashless exercise feature set out in the Current Share Compensation Plan; and

viii. change the application of the Change of Control provisions in section 6.2 or the Reorganization Adjustments provisions in section 6.3 of the Current Share Compensation Plan.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Current Share Compensation Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits referred to above under "Restrictions on the Award of RSUs and Grant of Options";

(c) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(d) extend the term of any Option beyond the original term (except if such period is being extended by virtue of a blackout period); or

(e) amend the amendment provisions in Section 6.4 "Amendment or Termination of Plan" of the Current Share Compensation Plan.

Repricing of Options

The Corporation did not make any downward repricing of Options.

Performance Graph

The following graph shows the change in the value of $100 invested in our Common Shares between June 1, 2017 and December 31, 2022, compared to $100 invested in the S&P TSX Composite Index. February 2, 2018, represents the day the Corporation commenced trading on the TSXV. June 1, 2016, represents the date that the Corporation commenced its current business as a royalty and streaming issuer on the Canadian Securities Exchange.

CORPORATE GOVERNANCE

National Policy 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors

The Board has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation's internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting Shareholders' interests and ensuring that the incentives of the Shareholders and of management are aligned.

The Board delegates authority and responsibility to deal with specified matters to the Corporation's standing committees, which consist of an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee ("CGN Committee"), and an Environmental, Social and Governance Committee ("ESG Committee"). Committees analyze policies and strategies developed by management that are consistent with their charter. They examine proposals and, where appropriate, report and make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so. Each committee operates according to a Board approved written charter outlining its duties and responsibilities. Such written charter may be amended by the Board from time to time.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation's business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions, and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation's business.

The Board also monitors the Corporation's compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of the CEO, President and other senior management and monitoring of their performance. Directors are elected annually by the shareholders. The CGN Committee initially identifies, considers, and recommends directors to the Board for approval and submission to shareholders for election. A majority of directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and U.S. securities laws and regulations and the rules of each stock exchange on which the Corporation's securities are listed, except in circumstances, and only to the extent, permitted by all applicable laws, regulations, and stock exchange requirements.

The Board adopted a written mandate setting out the foregoing obligations and is governed by the requirements of applicable corporate and securities common and statute law which providethat the Board has responsibility for the stewardship of the Corporation. To facilitate the exercise of independent judgement in carrying out its responsibilities, the Board considers that the following directors are "independent" for the purposes of NI 52-110 and the applicable rules of the NYSE American LLC ("NYSE"): Lawrence Roulston, E.B. Tucker, Alexander Molyneux, James Beeby, and Amanda Johnston. The Board considers that Brett Heath, President and CEO of the Corporation, is not independent because he is a member of management.

The Board facilitates its exercise of independent supervision over the Corporation's management through regular meetings of the Board.

The Board does not hold regularly scheduled meetings without the non independent directors and members of management, however the Board frequently holds in-camera sessions at regular board meetings at which non-independent directors and members of management are not present. Since the beginning of the Corporation's last financial year, the independent directors did not hold any separate ad hoc meetings without the non independent directors and management.

When a director has a direct or indirect material interest in a matter being considered by the Board, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Corporation's business.

The following tables set out the attendance of directors at Board and Committee meetings during the year ended December 31, 2022.

Director	Meetings Attended out of Meetings Held
	Board	Audit Committee	Compensa tion Committee	CGN Committee	ESG Committee (1)	Individual Attendance Rate
Brett Heath	6 out of 6	N/A	N/A	N/A	N/A	100%
Lawrence Roulston	6 out of 6	4 out of 4	3 out of 3	N/A	2 out of 2	100%
E.B. Tucker	6 out of 6	N/A	1 out of 1	1 out of 1	N/A	100%
Alexander Molyneux	6 out of 6	4 out of 4	3 out of 3	N/A	N/A	100%
James Beeby	6 out of 6	N/A	N/A	1 out of 1	N/A	100%
Douglas Silver(2)(5)	6 out of 6	1 out of 1	2 out of 2	0 out of 0	2 out of 2	100%
Amanda Johnston(3)	1 out of 1	1 out of 1	N/A	N/A	N/A	100%
Terry Krepiakevich(4)	3 out of 4	2 out of 2	N/A	1 out of 1	N/A	86%

(1) The Board authorized the formation of an ESG Committee on February 14, 2022.

(2) Mr. Silver was appointed as a member of the Audit and CGN Committees (replacing Mr. Krepiakevich) and Compensation Committee (replacing Mr. Tucker) on May 6, 2022.

(3) Mrs. Johnston joined the Board on August 16, 2022 and was also appointed as a member of the Audit Committee replacing Mr. Silver.

(4) Mr. Krepiakevich resigned from the Board on May 22, 2022.

(5) Mr. Silver resigned from the Board on May 16, 2023.

Descriptions of Roles

The Board has not established written descriptions of the positions of CEO or chair of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary at this stage in the Corporation's growth and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board or the committee.

The Board has not currently set limits on the objectives to be met by the CEO but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Directorships

Some of the current directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Directorships of other Reporting Issuers
Brett Heath	Nova Royalty Corp.
E.B. Tucker	Nova Royalty Corp.
James Beeby	N/A
Lawrence Roulston	MTB Metals Corp. Enduro Metals Corp. Thunderstruck Resources Ltd. Silver Hammer Mining Corp. Palladium One Mining Inc.
Alexander Molyneux	Galena Mining Limited Comet Resources Limited Tempus Resources Limited Clover Leaf Capital Corp.
Amanda Johnston	Manitou Gold Inc.

Orientation and Continuing Education

The Corporation has not yet developed an official orientation or training program for new directors. However, when new directors are appointed, the Board ensures they are provided with access to relevant corporate and business information on the Corporation's material assets and on director responsibilities. As required, new directors have the opportunity to become familiar with the Corporation by meeting with the other directors and with officers. Orientation activities are tailored to the particular needs and experience of each director and the overall needs of the Board.

All directors are encouraged to communicate with management and the Corporation's auditors to keep themselves current with industry trends and developments. The CGN Committee evaluates the skills and abilities of the directors on an ongoing basis.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for the Corporation's directors, officers and employees. A copy of the Code may be obtained from the Corporation's website at www.metallaroyalty.com. All Corporation personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code. Further, the Board:

• has established a Whistleblower Policy which details complaint procedures;

• encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements;

• is cognizant of the Corporation's timely disclosure obligations and reviews material disclosure documents such as financial statements, Management's Discussion & Analysis ("MD&A") and press releases prior to distribution;

• relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation's external auditor; and

• actively monitors the Corporation's compliance with the Board's directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

Directors must also comply with the conflict of interest provisions of the Business Corporations Act (British Columbia) as well as relevant securities regulatory instruments and stock exchange policies, in order to ensure that the Board exercises independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.

Nomination of Directors

The CGN Committee has responsibility for identifying individuals believed to be qualified to become Board members, recommending candidates to the Board to fill new or vacant positions and recommending whether incumbent directors should be nominated for re-election. The members of the CGN Committee are each independent of management and are listed under "Particulars of Matters to be Acted Upon - 4. Election of Directors".

In recommending candidates to the Board, the CGN Committee shall first consider such factors respecting each candidate as it deems appropriate and in the context of the needs of the Board, including:

• independence and potential conflicts of interest,

• professional experience,

• personal character,

• gender,

• diversity,

• outside commitments (for example, service on other boards), and

• particular areas of expertise.

Director Qualifications

As discussed below under "Statement of Corporate Governance Practices - Assessments", the Board has adopted an annual formal director assessment process. As a part of this process, the Board assesses the skills and expertise necessary to provide effective oversight of the business of the Corporation and each director provides a skills self-assessment.

The following is a summary of the skills and expertise possessed by each of the director nominees named in this Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board currently relies upon that person for the skill or expertise.

Skill/ Experience	Heath	Beeby	Molyneux	Roulston	Tucker	Johnston
Public Company Management	●		●	●	●	●
Corporate Finance and Capital Markets	●	●	●	●	●	●
Investor Relations	●		●	●	●
Mergers and Acquisitions	●	●	●		●	●
Mineral Exploration and Geology	●		●	●	●
Mine Development and Operations	●		●	●
Financial Literacy	●		●	●	●	●
Legal	●	●
Corporate Governance	●	●	●		●	●
Environmental and Social	●		●	●	●
Human Resources and Compensation	●		●	●	●
Risk Management	●		●	●	●	●

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established the following committees. The functions and members of these committees are described below.

Compensation Committee

The Compensation Committee will be responsible for the review of all compensation (including stock options and RSUs) paid by the Corporation to the Board, executive officers and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. Please see "Compensation Discussion and Analysis" above for additional information regarding the Compensation Committee's processes in this regard.

As of the date hereof, the Compensation Committee consists of two directors, each of whom are independent within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSXV and NYSE (Lawrence Roulston - (Committee Chair) and Alexander Molyneux). Each member of the Compensation Committee has direct experience relevant to their responsibilities on the Compensation Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration in the Corporation's industry. The vacancy on the Compensation Committee will be filled by the Board in due course.

Corporate Governance and Nominating Committee:

The CGN Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

As of the date hereof, the CGN Committee consists of two directors, each of whom are independent within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSXV and NYSE (James Beeby - (Committee Chair) and E.B. Tucker). The vacancy on the CGN Committee will be filled by the Board in due course.

ATM Committee:

The ATM Committee was established by the Board in connection with the Corporation's "at-the- market offering" (the "ATM Offering") being made by way of prospectus supplement filed on May 27, 2022 to the Corporation's final short form base shelf prospectus filed on May 12, 2022 and the corresponding U.S. registration statement on Form F-10, and pursuant to an equity distribution agreement dated May 27, 2022 (the "Distribution Agreement") among the Corporation and a syndicate of agents (the "Agents") co-led by BMO Nesbitt Burns Inc. and BMO Capital Markets Corp.

The ATM Committee is responsible for (i) overseeing and administering the ATM Offering; (ii) authorizing the issuance of Common Shares, if any, through the Agents pursuant to the ATM Offering within certain parameters established by the Board; and (iii) providing weekly and monthly reports to the Board regarding the status of the ATM Offering and any Common Shares sold thereunder. The ATM Committee consists of two directors (Brett Heath and E.B. Tucker).

ESG Committee:

The ESG Committee was established on February 14, 2022, by the Board to oversee the Corporation's environmental, social and governance ("ESG") practices.

The ESG Committee formalizes the Corporation's ongoing commitment to ESG principles in the evaluation and monitoring of the Corporation's royalty and stream interests and related corporate practices. The scope of the ESG Committee's mandate will be to implement the Corporation's ESG policy and to evaluate and monitor the ESG performance of the companies which operate the properties in which the Corporation has a royalty or stream interest or is considering acquiring such an interest.

As of the date hereof, the ESG Committee consists of one director, Lawrence Roulston, who is independent within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSXV and NYSE. The vacancy on the ESG Committee will be filled by the Board in due course.

Assessments

The Board has adopted a formal process to assess the Board and its committees on an annual basis. The assessment process is overseen by the CGN Committee. The performance assessments of the Board and each committee of the Board are based on information and feedback obtained from a self-assessment questionnaire and an individual skills inventory provided to each director. Each director is asked to complete and return the self-assessment questionnaire and skills inventory to the chair of the CGN Committee on a confidential basis. The chair of the CGN Committee may discuss the completed questionnaires and skills inventories with individual directors where clarification is required. The evaluation process focuses on Board and committee performance, and also asks for comments regarding the performance of the chair of each committee. The chair of the CGN Committee reports the results of the performance assessments to the Board.

At this time, the Board and the CGN Committee have not established a formal process to regularly assess individual directors with respect to their effectiveness and contributions. Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each other director bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

Clawback Policy

As a measure of accountability and to ensure that performance-based compensation paid by the Corporation is based on accurate financial data, the Board may require reimbursement or forfeiture of any such compensation received by an executive officer in the event that there is a financial restatement or correction to the Corporation's financial statements and the Board or its designees (the "Designee") determine that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation.

If a financial restatement occurs, and if the Designees determine: (i) that the amount of any performance-based compensation actually issued, paid, granted, or awarded to any executive officer of the Corporation would have been a lower amount had it been calculated based on such restated financial results; and (ii) that such executive officer engaged in fraud or intentional illegal conduct which materially contributed to the need for such financial restatement, then the Designees shall, except as provided below, cancel, rescind, or otherwise seek to recover from such executive officer for the benefit of the Corporation, and such executive officer will be required to forfeit or repay to the Corporation, the after-tax portion of the difference between the awarded compensation and the actual compensation.

The Designees shall not seek such cancelation, rescission, forfeiture, or recovery from an executive officer to the extent the Designees determine: (i) that to do so would be unreasonable; or (ii) that it would be better for the Corporation not to do so.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted term limits for Board members. Instead, the Board, with the assistance of the CGN Committee, assesses the performance of the Board as a whole and the individual committees on an ongoing basis. Through this review process, the CGN Committee determines if there are any performance issues and if individual directors are effectively contributing to the governance and direction of the Corporation.

The Board is of the view that this regular review process is more effective than pre-determined term limits or a mandatory retirement age. The Board is concerned that imposing inflexible director term limits may result in the Corporation losing valued directors at a time when the Corporation most needs their skills, qualities and contributions, as well as their knowledge of the history and culture of the organization. Mandatory retirement ages pose a similar risk and the Board does not want to risk the loss of key directors due to retirement policies that are inflexible and not based on performance. As a result, the Board has determined that it is not in the best interests of the Corporation to set term limits for its directors. Instead, the Board will continue to rely on the experience of the CGN Committee to determine when Board renewals, Board removals and Board additions are appropriate.

Representation of Women on the Board

The Corporation has adopted a formal written diversity policy which requires diversity, including gender diversity, to be considered when reviewing and assessing Board composition and recommending appointments of new directors. The Board acknowledges the importance of diversity, including gender diversity, in the review and consideration of potential director nominees. The Board evaluates potential nominees to the Board by reviewing individual qualifications of prospective members and determining if the candidates' qualifications will meaningfully contribute to the effective functioning of the Board, taking into consideration the then current Board composition or diversity and the anticipated skills required to round out the capabilities of the Board. A copy of the Corporation's diversity policy is available on the Corporation's website at www.metallaroyalty.com.

In accordance with the Corporation's diversity policy, the Board, with the assistance of the CGN Committee, will consider the level of representation of women on the Board in the overall selection criteria for identifying and nominating Board members. The number of women directors on the Board is a factor that the CGN Committee will consider when selecting new nominees for the Board having regard to current Board composition, and the anticipated skills required to round out the capabilities of the Board, including knowledge and diversity of membership. In order to assist in meeting these criteria, the Corporation will attempt to interview at least one female candidate for each opening on the Board.

The Board also considers the level of representation of women in executive officer positions pursuant to the Corporation's diversity policy when making executive officer appointments. The Corporation is committed to the fundamental principles of equal employment opportunities with a foundation based on treating people fairly, with respect and dignity, and to offering equal employment opportunities based upon an individual's qualifications and performance free from discrimination or harassment because of gender, age, ethnic origin, religion, sexual orientation, political belief or disability. Furthermore, the Corporation's policies and procedures provide that the primary considerations for selecting candidates would include experience, skill and ability, while giving consideration to the importance of diversity, including gender diversity, when recruiting and appointing executive officers.

The Corporation has not adopted a target regarding women on the Board or women in executive officer positions. When filling any vacant or new positions, the focus is on attracting the competencies that best meet the needs of the Board or the Corporation at any point in time. In reviewing Board composition, the CGN Committee will consider all aspects of diversity including, but not limited to, gender. While Board diversity is a critical consideration, all Board appointments are made on merit, in the context of skills, experience, independence and knowledge which the Board as a whole requires to be effective. For executive officer positions, the Corporation's focus is on attracting the competencies that best meet the needs of the Corporation at any point in time, with the intention of having women represented at all levels of the organization. The Corporation takes the approach of continually striving to improve through the creation and implementation of policies and the fostering of a culture that is encouraging and accepting of diversity, rather than setting pre determined targets.

As at the date hereof, the Corporation has one (1) woman on its Board (17%) and one (1) woman member of its management team (25%).

AUDIT COMMITTEE

National Instrument 52-110 - Audit Committees ("NI 52-110") of the Canadian securities administrators requires the Corporation's Audit Committee to meet certain requirements. It also requires the Corporation to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee of the Board is principally responsible for:

• recommending to the Board the external auditor to be nominated for election by the Corporation's shareholders at each annual general meeting and negotiating the compensation of such external auditor.

• overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Corporation's financial reporting.

• pre-approving all non-audit services to be provided to the Corporation, by the auditor.

• reviewing the Corporation's annual and interim financial statements, MD&A, press releases and continuous disclosure documents regarding earnings and financial information before they are reviewed and approved by the Board and publicly disseminated by the Corporation.

• reviewing the Corporation's financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Corporation's auditor reports directly to the Audit Committee.

The Audit Committee's Charter

The Board has adopted a charter for the Audit Committee (the "Charter") which sets out the Committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule "A" to this Circular.

Composition of the Audit Committee

The Corporation's governing corporate legislation requires the Corporation to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Corporation. All members of the Audit Committee are: (i) independent within the meaning of NI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE. The Audit Committee, comprised of three independent and financially literate directors, complies with these requirements.

The Board has determined that each of Amanda Johnston, Lawrence Roulston, and Alexander Molyneux, (i) is financially sophisticated within the meaning of Rule 803B of the NYSE Company Guide; (ii) is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of

Regulation S-K; and (iii) is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE Company Guide).

The following table sets out the names of the members of the Audit Committee and whether they are 'independent' and 'financially literate'.

Name of Member	Independent[1]	Financially Literate[2]
Amanda Johnston (Committee Chair)(3)	Yes	Yes
Lawrence Roulston	Yes	Yes
Alexander Molyneux	Yes	Yes

(1) To be considered to be independent for the purposes of NI 52-110, a member of the Audit Committee must not have any direct or indirect 'material relationship' with the Corporation. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate for the purposes of NI 52-110, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

(3) Amanda Johnston was appointed Chair of the Audit Committee as of May 11, 2023.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1. an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2. the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3. experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the

Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4. an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
Amanda Johnston	Bachelor of Accounting (Honours) Brock University Chartered Accountant Designation (CPA, CA)

Mrs. Johnston has over 15 years of experience in both the mining industry, and audit and assurance groups.

Mrs. Johnston is a Chartered Professional Accountant.

Mrs. Johnston also serves on the Audit Committee for Manitou Gold Inc., a position she has held since June 2021.

Lawrence Roulston	Bachelor of Science - Geology University of British Columbia	Mr. Roulston is a mining professional with over 35 years of diverse hands-on experience and currently provides business advisory and capital markets expertise to the junior and mid-tier sectors of the mining industry. From 2014 to

Name of Member	Education	Experience

2016, he was President of Quintana Resources Capital, which provided resource advisory services for US private investors, focused primarily on streaming transactions. Prior to that,

Mr. Roulston was a mining analyst and consultant, as well as the editor of "Resource Opportunities", an independent investment publication focused on the mining industry.

Mr. Roulston was also an analyst or executive with various companies in the resources industry, both majors and juniors and he has graduate level training in business.

Alexander Molyneux	Bachelor Degree in Economics - Monash University, Australia Graduate Diploma of Mineral Exploration, Geoscience - Curtin University (WA School of Mines), Australia

Mr. Molyneux is an experienced metals and mining industry executive and financier and currently serves as an executive officer and/or director of a number of publicly listed companies.

Prior to these executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong. As a specialist resources investment banker, he spent approximately 10 years providing advice and investment banking services to natural resources corporations.

Mr. Molyneux continues to be based in Asia where he has an extensive  network within the institutional investment community and local participants in the metals and mining industry.

Complaints

The Audit Committee has established a "Whistleblower Policy" which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation's accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chair of the Audit Committee in a sealed envelope labelled "To be opened by the Audit Committee only". Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chair of the Audit Committee.

The applicable individual may also email their concern directly to the Corporate Secretary of the Corporation at whistleblower@metallaroyalty.com.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint. Such documentation and reports will be available for inspection by members of the Audit Committee, the external auditors and any external legal counsel of the Corporation and other advisors to the Board or Corporation hired in connection with any whistle-blowing investigation. Disclosure of such documentation to the any other person and in particular any third party, will require the prior approval of the Chair of the Audit Committee to ensure that privilege of such documentation is properly maintained.

The Audit Committee did not receive any complaints during the last completed financial year.

The "Whistleblower Policy" will be reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110 regarding De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Corporation's most recently completed financial year, the Corporation has not relied on:

1. the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Corporation's auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor's annual fees charged to the Corporation, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year's audit), or

2. an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B "Powers and Responsibilities - Performance & Completion by Auditor of its Work" of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Auditor	Audit Fees(1) ($)	Audit Related Fees (2) ($)	Tax Fees (3) ($)	All Other Fees (4) ($)
December 31, 2022	KPMG	421,736	Nil	Nil	Nil
December 31, 2021	KPMG	400,657	Nil	Nil	Nil

(1) The aggregate audit fees billed.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and which are not included under the heading "Audit Fees".

(3) Fees billed for preparation of Corporation's corporate tax return.

(4) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or who at any time during the last completed financial year was, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS

AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than disclosed in this Circular, the Corporation is not aware of any material interest of any executive officer, director or nominee for director, or anyone who has held office as such since the beginning of the Corporation's last financial year, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation's MD&A for the last financial year (see the section below entitled "Additional Information"), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board the only matters to be brought before the Meeting are those matters set forth in the Corporation's Notice of Meeting.

1. Report of Directors

The Board will provide a report on the events of its last financial year at the meeting. No approval or other action needs to be taken at the Meeting in respect of this report.

2. Financial Statements, Audit Report and Management's Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor's report thereon, and the MD&A for the year ended December 31, 2022, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

3. Set Number of Directors to be Elected

The Corporation currently has six (6) directors. It will be proposed that six (6) directors be elected to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at six (6).

4. Election of Directors

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the constating documents of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation[5] During the Past Five Years	Number of Common Shares[6]
Brett Heath Commonwealth of Puerto Rico	President & Director since September 1, 2016 and Chief Executive Officer since June 16, 2017	Chief Executive Officer of the Corporation since June 2017; President of the Corporation since Sept 2016. Mr. Heath also serves as Director andChairman of Carbon Neutral Royalty Ltd. since2021; and as Director and Chairman of NovaRoyalty Corp. (TSXV: NOVR) since 2020.	1,473,786
Lawrence Roulston[1,2,4] British Columbia, Canada	Director since March 1, 2017	Founder of WestBay Capital Advisors, a private corporation providing advisory and capital market expertise to the mining industry. President of Quintana Resources Capital, a private Corporation providing advisory services for US private investors. Mining analyst and consultant as well as the editor of Resource Opportunities, an independent publication focused on the mining industry.	85,457
E. B. Tucker[3] Florida, United States	Director since March 1, 2017	Independent director of Nova Royalty Corp. (TSXV: NOVR). Mr. Tucker also serves as Director of Carbon Neutral Royalty Ltd. Author of Why Gold? Why Now?	501,271

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation[5] During the Past Five Years	Number of Common Shares[6]
		Editor of The Tucker Letter and former analyst or editor of several leading financial research publications including Stansberry's Investment Advisory, The Bill Bonner Letter, The Casey Report, Strategic Investor and Strategic Trader.
Alexander Molyneux[1,2] Taipei City, Taiwan	Director since March 1, 2018

Mr. Molyneux currently serves as a Non-Executive Director of Galeana Mining Ltd. (ASX: G1A) and previously served as the CEO of Galeana Mining Ltd. (2018 - 2021). He currently serves as Non-Executive Director of Comet Resources Ltd. (ASX: CRL) (2019 - present) and Non-Executive Chairman of Tempus Resources Ltd. (ASX: TMR / TSXV: TMRR) (2018 - present).

Prior roles include being Chief Executive Officer of one of the world's largest publicly listed uranium producers, Paladin Energy Ltd. (ASX: PDN) (2015 - 2018); Non-Executive Chairman of Argosy Minerals Ltd. (ASX: AGY) (2016 - 2022); Azarga Metals Corp. (TSXV: AZR) (2016 - 2021); Non-Executive Director of Goldrock Mines Corp. (TSXV: GRM) (2012 - 2016); CEO and director of SouthGobi Resources Ltd. (TSX: SGQ) (2009 - 2012), an Ivanhoe Mines Group company.

Prior to these mining industry executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong.

			115,927
James Beeby[3] British Columbia, Canada	Director since May 14, 2019	Partner, Bennett Jones LLP; June 2018 - present. Partner, McCullough O'Connor Irwin LLP; January 2009 - June 2018.	14,805
Amanda Johnston[1] Ontario, Canada	Director since August 16, 2022	Mrs. Johnston currently serves as a director for Manitou Gold Inc. (TSXV: MTU). Mrs. Johnston also serves as the Vice President, Finance, of Osisko Mining Inc. (TSX: OSK) since 2015.	2,678

Notes:

(1) Denotes member of the Audit Committee as of the date hereof.

(2) Denotes member of the Compensation Committee as of the date hereof.

(3) Denotes member of the CGN Committee as of the date hereof.

(4) Denotes member of the ESG Committee as of the date hereof.

(5) Includes occupations for preceding five years.

(6) The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Record Date not being within the knowledge of the Corporation, has been furnished by the respective directors individually. No director, together with the director's associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

To the best of the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any Corporation (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued (a) while the proposed director was acting as a director, chief executive officer or chief financial officer of that Corporation, or (b) after the proposed director ceased to be a director, chief executive officer or chief financial officer of that Corporation but resulted from an event that occurred while acting in such capacity, other than as follows:

• During the period between August 2015 to July 2018, Mr. Molyneux was the Chief Executive Officer of Paladin Energy Limited ("Paladin") and on February 2, 2018, Paladin announced the effectuation of a deed of company arrangement dated December 8, 2017 and the completion of a restructuring. On October 4, 2017 a cease trade order was issued against Paladin due to its failure to file certain continuous disclosure documents, but following the effectuation of the deed of company arrangement and filing of the necessary disclosure documents, the cease trade order was lifted in 2018.

To the best of the Corporation's knowledge, no proposed director:

(a) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any Corporation (including the Corporation) that, while acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(b) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(c) has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(d) has been subject, at any time, to any penalties or sanctions imposed by:

(i) a court relating to securities legislation or a securities regulatory authority, or

(ii) a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for the proposed director.

other than as follows

• Mr. Roulston became a director of KBL Mining Ltd. ("KBL") in March 2015, a company listed on the Australian Stock Exchange at the time, as a result of being the director nominee of Quintana Resources Capital ULC (an investor in KBL by way of a streaming transaction which was secured by KBL's Mineral Hill mine). On September 7, 2016, Mr.

Roulston resigned his position as director and on September 8, 2016, KBL was placed into voluntary administration and, on September 19, 2016, receivers were appointed.

• Mr. Molyneux was a director of Ivanhoe Energy Inc. ("Ivanhoe Energy") during the period of October 2010 to August 2014 and on February 20, 2015 Ivanhoe Energy filed notice of intention under the provisions of the Bankruptcy and Insolvency Act (Canada) and on June 1, 2015 it was deemed bankrupt.

The above information has been furnished by the respective proposed directors individually.

5. Appointment and Remuneration of Auditor

The firm of KPMG LLP, Chartered Professional Accountants ("KPMG"), of 777 Dunsmuir Street, Vancouver, British Columbia, is the auditor of the Corporation. KPMG was first appointed as auditor on August 16, 2017. The Board recommends that Shareholders vote in favour of the re-election of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the appointment of KPMG as the auditor of the Corporation for the ensuing year at a remuneration to be approved by the Board.

The Board recommends that Shareholders vote in favour of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the re-election of KPMG LLP, Chartered Professional Accountants, as the Corporation's auditor.

6. Approval of Current Share Compensation Plan

Overview

The Current Share Compensation Plan is described in more detail in this Circular under the section above entitled "Securities Authorized for Issuance Under Equity Compensation Plans - Description of the Current Share Compensation Plan".

The TSXV requires all listed companies with a "rolling up to 10%" share compensation plan, such as the Current Share Compensation Plan, to obtain shareholder approval for such plan on an annual basis. Accordingly, at the Meeting, shareholders will be asked to consider and approve an ordinary resolution (the "Plan Resolution") to approve and ratify the Current Share Compensation Plan in the following form:

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the Current Share Compensation Plan, substantially in the form attached as Schedule "B" to the Company's management information circular dated May 23, 2023, is hereby ratified, confirmed and approved and shall continue and remain in effect until further ratification is required pursuant to the rules of the TSXV or other applicable regulatory requirements;

2. the form of the Current Share Compensation Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company, and any one director or officer of the Company be and is hereby authorized to make any such changes to the Current Share Compensation Plan, as may be required or permitted by any such regulatory authority or stock exchange, including, without limitation, the TSXV;

3. the maximum number of Common Shares reserved for issuance under the Current Share

Compensation Plan shall be no more than 10% of the Corporation's issued and outstanding share capital at the time of any RSU or Option award or grant;

4. the Corporation is hereby authorized and directed to issue such Common Shares pursuant to the Current Share Compensation Plan as fully paid and non-assessable Common Shares;

5. any one director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution."

The Board recommends that Shareholders vote in favour of the above Plan Resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the Plan Resolution.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website located at www.sedar.com. The Corporation's financial information is provided in the Corporation's financial statements and related MD&A for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders may also contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-696-0741) or e-mail (kcasswell@seabordservices.com) to request copies of the Corporation's financial statements and MD&A.

Financial information for the Corporation's most recently completed financial year is provided in its financial statements and MD&A which are filed on SEDAR.

DATED this 23rd day of May, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) KIM C. CASSWELL

Secretary

SCHEDULE "A"

CHARTER FOR THE AUDIT COMMITTEE

OF

THE BOARD OF DIRECTORS

I. MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Metalla Royalty & Streaming Ltd. (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1. The quality and integrity of the Company's financial statements and other financial information;

2. The compliance of such statements and information with legal and regulatory requirements;

3. The qualifications and independence of the Company's independent external auditor (the "Auditor"); and

4. The performance of the Company's internal accounting procedures and Auditor.

II. STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B. Qualifications

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the "AC Rules") unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other "compensatory fee" (as such term is defined under applicable AC Rules) from, or be an "affiliated person" (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be "financially sophisticated", as defined in the AC Rules, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. An "audit committee financial expert" (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K) is presumed to qualify as financially sophisticated.

C. Appointment and Removal

In accordance with the Company's Articles, the members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F. Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company's quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III. DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee's duties.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1. Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2. Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3. Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

4. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5. Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6. Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7. Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a) constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

(b) were not recognized by the Company at the time of the engagement to be non- audit services; and

(c) are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8. Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

9. Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

10. Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

11. Review management's report on, and assess the integrity of, the internal controls over the financial reporting of the Company and monitor the proper implementation of such controls.

12. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

13. Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(a) The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor or management.

(b) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14. Review and recommend to the Board for approval the Company's annual and interim financial statements, annual and interim Management's Discussion and Analysis, Annual Information Form, annual report filed pursuant to the Exchange Act on Form 40-F (or such other form as may apply), future-oriented financial information or pro-forma information, and other financial disclosure in continuous disclosure documents, including within any annual or interim profit or loss press releases, and any certification, report, opinion or review rendered by the external auditor, before the Company publicly discloses such information.

15. Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16. Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Related Party Transactions

17. Review and approve related party transactions as required under applicable AC Rules.

Manner of Carrying Out its Mandate

18. Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

19. Request any officer or employee of the Company or the Company's outside counsel or

Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

20. Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

21. Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

22. Make periodic reports to the Board as is necessary or required.

23. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

24. Annually review the Committee's own performance.

25. Provide an open avenue of communication between the Auditor and the Board.

26. Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C. Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D. Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This amended Charter was approved by the Board of Directors on August 21, 2020.

SCHEDULE "B"

METALLA ROYALTY & STREAMING LTD.

SHARE COMPENSATION PLAN

(JUNE 22, 2022, AS AMENDED ON MAY 11, 2023)

DEFINITIONS AND INTERPRETATION

1.1 Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a) "1933 Act" means the United States Securities Act of 1933, as amended;

(b) "Account" has the meaning attributed to that term in section 4.8;

(c) "Administrators" means the Board or such other persons as may be designated by the Board from time to time;

(d) "Affiliate" has the meaning attributed to that term in the Securities Act (British Columbia)

(e) "Associate" has the meaning attributed to that term in the Securities Act (British Columbia);

(f) "Award Date" means the date or dates on which an award of Restricted Share

Units is made to a Participant in accordance with section 4.1;

(g) "Blackout Period" means the period during which designated Directors, Officers and Employees of the Corporation cannot trade the Common Shares as a result of the bona fide existence of material non-public information pursuant to the

Corporation's policy respecting restrictions on Directors', Officers' and Employees' trading which is in effect at that time (which, for greater certainty, (i) does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject, and (ii) shall expire following the general disclosure of undisclosed material information);

(h) "Board" means the board of directors of the Corporation from time to time;

(i) "Business Day" means each day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

(j) "Change of Control" means:

(i) the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii) the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii) the completion of a sale whereby all or substantially all of the Corporation's undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(k) "Clawback Policy" means the clawback policy of the Corporation as determined by the Board, and as it may be amended, replaced, or restated from time to time;

(l) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(m) "Common Shares" means the common shares of the Corporation;

(n) "Consultant" means an individual (other than a Director, Officer or Employee of the Corporation or any of its Subsidiaries) that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to any of its Subsidiaries, other than services provided in relation to an offer or sale of securities of the Corporation in a capital-raising transaction, or services that promote or maintain a market for the Corporation's securities; without limiting the foregoing, consultants providing Investor Relations Activities are not Consultants or Eligible Persons under the Plan;

(ii) provides the services under a written contract between the Corporation or any of its Subsidiaries and the individual; and

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or of any of its Subsidiaries.

(o) "Corporation" means Metalla Royalty & Streaming Ltd., a corporation continued under the Business Corporations Act (British Columbia) and the successors thereof;

(p) "Director" means a director (as defined under Securities Laws) of the Corporation or of any of its Subsidiaries;

(q) "Discounted Market Price" means the Market Price of the Common Shares, less a discount of up to 25% if the Market Price is $0.50 or less; up to 20% if the Market Price is between $2.00 and $0.51; and up to 15% if the Market Price is greater than $2.00;

(r) "Effective Date" means May 11, 2023;

(s) "Eligible Person" means any Director, Officer, Employee or Consultant;

(t) "Employee" means an individual who:

(i) is considered an employee of the Corporation or a Subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(ii) works full-time or part-time on a regular weekly basis for the Corporation or a Subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such Subsidiary, and, for greater certainty, includes any Executive Chairman of the Corporation.

(u) "Event of Termination" means an event whereby a Participant ceases to be an

Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(v) "Exchange" means any stock exchange or quotation system in Canada where the Common Shares are listed on or through which the Common Shares are listed or quoted;

(w) "Exchange Hold Period" has the meaning given to such term in TSXV Policy 1.1;

(x) "Exercise Price" means the price at which a Common Share may be purchased pursuant to the exercise of an Option;

(y) "Grant Date" means the date on which a grant of Options is made to a Participant in accordance with section 5.1;

(z) "insider" has the meaning attributed to that term in the TSXV Policy 1.1;

(aa) "Insider Participant" means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

(bb) "Investor Relations Activities" means any activities, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation:

(A) to promote the sale of products or services of the Corporation, or

(B) to raise public awareness of the Corporation, that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii) activities or communications necessary to comply with the requirements of:

(A) applicable securities laws;

(B) the by-laws, rules or other regulatory instruments of the Exchange or any other self-regulatory body or exchange having jurisdiction over the Corporation;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A) the communication is only through the newspaper, magazine or publication, and

(B) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv) activities or communications that may be otherwise specified by the Exchange.

(cc) "Investor Relations Service Provider" includes any consultant that performs Investor Relations Activities and any Director, Officer, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities;

(dd) "Management Company Employee" means an individual employed by a company providing management services to the Corporation, which services are required for the ongoing successful operation of the business enterprise of the Corporation;

(ee) "Market Price" means, as of any date, the closing price of the Common Shares on the Exchange for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Administrators in accordance with valuation principles under U.S. Treasury Regulation Section 1.409A-1(b)(5)(iv)(B);

(ff) "Market Value" means, on any date, the volume weighted average price of the Common Shares traded on the Exchange for the five (5) consecutive trading days prior to such date;

(gg) "Offer" means a bona fide arm's length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(hh) "Officer" has the meaning attributed to that term in the TSXV Policy 1.1;

(ii) "Option" means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(jj) "Option Agreement" has the meaning ascribed to that term in section 3.2;

(kk) "Option Exercise Notice" has the meaning given to that term in section 5.5;

(ll) "Participant" means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 3.1 hereof;

(mm) "Payout Date" means the day on which the Corporation pays to a Participant the Market Value of the Restricted Share Units that have become vested and payable;

(nn) "Plan" means this share compensation plan, as amended, replaced or restated from time to time;

(oo) "reserved for issuance" refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(pp) "Restricted Share Unit" means a right granted to a Participant in accordance with section 4.1 hereof as compensation for employment or consulting services or services as a Director or Officer to receive, for no additional cash consideration, one Common Share, a lump sum payment in cash or a combination thereof, that becomes vested in accordance with section 4.3;

(qq) "Restricted Share Unit Agreement" has the meaning ascribed to that term in section 3.2;

(rr) "Restricted Share Unit Deferral Agreement" has the meaning ascribed to that term in section 4.5;

(ss) "Securities Laws" means applicable securities laws, including those of Canada and the United States;

(tt) "Security Based Compensation" means any Options and Restricted Share Units granted or issued under this Plan but, as the context requires, also includes any deferred share unit, performance share unit, restricted share unit, securities for services, stock appreciation right, stock option, stock purchase plan, any security purchase from treasury by a Participant which is financially assisted by the Corporation in accordance with Section 6.5 of TSXV Policy 4.4, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation from treasury to an Eligible Person under any other Share Compensation Arrangement, and for greater certainty, does not include:

(i) arrangements which do not involve the issuance from treasury or potential from treasury of securities of the Corporation;

(ii) arrangements under which Security Based Compensation is settled solely in cash and/or securities purchased on the secondary market; and

(iii) Shares for Services and shares for debt arrangements under Policy 4.3 of the TSXV that have been conditionally accepted by the Exchange prior to November 24, 2021;

(uu) "Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to Directors, Officers and Employees of the Corporation and any of its Subsidiaries or to Consultants;

(vv) "Shares for Services" has the meaning ascribed to that phrase in Policy 4.3 - Share for Debt;

(ww) "Subsidiary" has the meaning ascribed thereto in the Securities Act (British Columbia) and "Subsidiaries" shall have a corresponding meaning;

(xx) "TSXV" means the TSX Venture Exchange;

(yy) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(zz) "U.S. Participant" means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan;

(aaa) "U.S. Person" means a "U.S. person", as such term is defined in Regulation S under the 1933 Act;

(bbb) "Withholding Obligations" has the meaning ascribed to that term in section 4.6; and

(ccc) "VWAP" means the volume weighted average trading price of the Common Shares on the Exchange calculated by dividing the total value by the total volume of such securities trade for the five trading days immediately preceding the exercise of the subject Stock Option.

1.2 Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4 References to this Plan: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5 Currency: All references in this Plan or in any agreement entered into under this Plan to "dollars", "$" or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2. PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 Purpose: The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Corporation and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

2.2 Common Shares Subject to the Plan:

(a) General: This Plan is a "rolling up to 10%" omnibus plan whereby the total number of Common Shares that are issuable pursuant to all Security Based Compensation granted or awarded hereunder, in aggregate, is equal to up to a maximum of 10% of the issued and outstanding Common Shares as of the date of grant or award (together with any Common Shares issuable pursuant to any other Share Compensation Arrangement). For greater certainty, any Restricted Share Units that must be settled in cash in accordance with the Restricted Share Unit Agreement approved by the Administrators at the time of grant shall not count towards the maximum of 10% of issued and outstanding Common Shares reserved under this Plan as required by the policies of the Exchange.

(b) Limits for Individuals: Unless the Corporation obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan to any one Participant (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) in any 12 month period shall not exceed 5% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted to the Participant;

(c) Limits for Consultants: The maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan in any 12 month period to any one Consultant (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 2% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to the Consultant; and

(d) Limits for Investor Relations Service Providers: The maximum aggregate number of Common Shares issuable pursuant to all Options granted to Investor Relations Service Providers under the Plan in any 12 month period in aggregate shall notexceed 2% of the issued and outstanding Common Shares, calculated as at the date any Option is granted to such Investor Relations Service Provider; provided that Options granted to any and all Investor Relations Service Providers must vest in accordance with the vesting requirements set out in Section 4.4(c) of TSXV Policy 4.4. For greater certainty, any Consultant that performs Investor Relations Activities or otherwise directly or indirectly promotes or maintains a market for the Corporation's securities is not entitled to receive any Security Based Compensation under the Plan and Investor Relations Service Providers who are Eligible Persons may not receive any Security Based Compensation other than Options.

2.3 Other Terms of the Plan

(a) Unless the Corporation obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan to Insider Participants as a group (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 10% of the issued and outstanding Common Shares at any point in time.

(b) Unless the Corporation obtains disinterested shareholder approval, the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan in any 12 month period to Insider Participants as a group (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 10% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to any Insider Participant.

(c) Any Security Based Compensation must expire within 12 months following the date the Participant ceases to be an Eligible Person under the Plan.

2.4 Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board. Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

(a) adopt rules and regulations for implementing the Plan;

(b) determine the eligibility of persons to participate in the Plan in accordance with section 3 herein;

(c) determine when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

(d) interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(e) subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional;

(f) require that any Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable laws, including without limitation, if applicable, exemptions from the registration requirements of the 1933 Act and applicable state securities laws; and

(g) make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3. ELIGIBILITY AND PARTICIPATION IN PLAN

3.1 The Plan and Participation: The Plan is hereby established for Eligible Persons. Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof. The Corporation and each Participant acknowledge that they are responsible for ensuring and confirming that such Participant is a bona fide Eligible Person entitled to receive Options or Restricted Share Units, as the case may be.

3.2 Agreements: All Restricted Share Units awarded hereunder shall be evidenced by a restricted share unit agreement ("Restricted Share Unit Agreement") between the

Corporation and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time. All Options granted hereunder shall be evidenced by an option agreement ("Option Agreement") between the Corporation and the Participant, substantially in the form as set out in Exhibit B or in such other form as the Administrators may approve from time to time.

4. AWARD OF RESTRICTED SHARE UNITS

4.1 Award of Restricted Share Units: The Administrators may, at any time and from time to time, award Restricted Share Units to Eligible Persons (other than Eligible Persons providing Investor Relations Activities). In awarding any Restricted Share Units, the Administrators shall determine:

(a) to whom Restricted Share Units pursuant to the Plan will be awarded;

(b) the number of Restricted Share Units to be awarded and credited to each

Participant's Account;

(c) the Award Date; and

(d) subject to section 4.3 hereof, the applicable vesting criteria.

Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant's Account effective as of the Award Date.

4.2 Restricted Share Unit Agreement: Upon the award of each Restricted Share Unit to a Participant, a Restricted Share Unit Agreement shall be delivered by the Administrators to the Participant.

4.3 Vesting:

(a) Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall, subject to Exchange rules, determine in their sole discretion the vesting criteria applicable to such Restricted Share Units, provided that, subject to sections 4.7 and 6.2, no Restricted Share Units may vest before the date that is one year following the date of grant or issue.

(b) For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares and/or lump sum payment in cash to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Corporation's performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c) Each Restricted Share Unit shall be subject to vesting in accordance with the terms set out in the Restricted Share Unit Agreement.

(d) Notwithstanding anything to the contrary in this Plan, all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such Restricted Share Unit.

4.4 Blackout Periods: Should the date of vesting of a Restricted Share Unit fall within a Blackout Period formally imposed by the Corporation, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the date of vesting for such Restricted Share Unit for all purposes under the Plan. Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 4.4 may not be extended by the Board. Notwithstanding the foregoing, with respect to Restricted Share Units of U.S. Participants, no such extension shall operate to extend the time of settlement/payment with respect to such Restricted Share Units except to the extent permitted under Section 409A of the Code.

4.5 Vesting and Settlement: As soon as practicable after the relevant date of vesting of any Restricted Share Units awarded under the Plan and with respect to a U.S. Participant, no later than 60 days thereafter, but subject to subsection 4.3(d), a Participant shall be entitled to receive and the Corporation shall issue or pay (at its discretion):

(a) a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant's Account multiplied by the Market Value of a Common

Share on the Payout Date;

(b) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(c) any combination of the foregoing.

Notwithstanding the foregoing, the Administrators may permit a U.S. Participant to defer the payment of Common Shares and/or lump sum payment in cash following the vesting of Restricted Share Units, provided that such deferral is made pursuant to a written deferral election form (the "Restricted Share Unit Deferral Agreement") between the Corporation and the U.S. Participant that complies with the requirements of Section 409A of the Code, substantially in the form as set out in Exhibit D or in such other form as the Administrators may approve from time to time.

4.6 Taxes and Source Deductions: the Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares and/or lump sum payment of cash hereunder ("Withholding Obligations"). Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Restricted Share Units or the issue of any Common Shares and/or lump sum payment of cash; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Corporation is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

4.7 Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant's Account shall be issued and/or any applicable lump sum cash amounts shall be paid as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.5 hereof. With respect to each vested Restricted Share Unit of a U.S. Participant, such Restricted Share Unit will be settled and Common Share issued and/or cash paid as soon as practicable following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement, but in all cases within 60 days following such date of vesting or as otherwise specified in the applicable Restricted Share Unit Deferral Agreement.

(b) If an Event of Termination has occurred in respect of any Participant, any unvested Restricted Share Units in the Participant's Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled. With respect to any unvested Restricted Share Unit of a U.S. Participant, if the Administrators determine, in their discretion, to waive continued service vesting conditions applicable to a Restricted Share Unit that is unvested at the time of an Event of Termination, such Restricted Share Unit shall not be forfeited or cancelled, but instead will be deemed to remain outstanding and Common Shares will be delivered, and/or any applicable lump sum cash amounts shall be paid, following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement or as otherwise specified in an applicable Restricted Share Unit Deferral Agreement, if any.

(c) Notwithstanding the foregoing subsection 4.7(b), if a Participant retires in accordance with the Corporation's retirement policy, at such time, any unvested performance-based Restricted Share Units in the Participant's Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the performance-based vesting conditions set forth in the applicable Restricted Share Unit Agreement after such retirement (as if retirement had not occurred) or as otherwise specified in an applicable Restricted Share Unit Deferral Agreement, if any, but only if the performance vesting criteria are met on the applicable date.

(d) For greater certainty, if a Participant's employment is terminated for just cause, each unvested Restricted Share Unit in the Participant's Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e) For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.8 Restricted Share Unit Accounts: A separate notional account for Restricted Share Units shall be maintained for each Participant (an "Account"). Each Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Corporation. On the vesting of the Restricted Share Units pursuant to section 4.3 hereof and the corresponding issuance of Common Shares and/or lump sum payment of cash to the Participant pursuant to section 4.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 4.7 hereof, the applicable Restricted Share Units credited to the Participant's Account will be cancelled.

4.9 Record Keeping: the Corporation shall maintain records in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Restricted Share Units credited to each Participant's Account;

(c) any and all adjustments made to Restricted Share Units recorded in each Participant's Account; and

(d) any other information which the Corporation considers appropriate to record in such records.

5. GRANT OF OPTIONS

5.1 Grant of Options: The Administrators may at any time and from time to time grant Options to Eligible Persons. In granting any Options, the Administrators shall determine:

(a) to whom Options pursuant to the Plan will be granted;

(b) the number of Options to be granted, the Grant Date and the Exercise Price of each Option;

(c) subject to section 5.4, the expiration date of each Option; and

(d) subject to section 5.3 hereof, the applicable vesting criteria,

provided, however that the Exercise Price for a Common Share pursuant to any Option shall not be less than the Discounted Market Price on the Grant Date in respect of that Option, and with respect to Options granted to U.S. Participants, the Exercise Price shall not be less than the closing price of the Common Shares on any Exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date.

5.2 Option Agreement: Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

5.3 Vesting:

Subject to subsection 2.2(d) above with respect to grants to Eligible Persons providing Investor Relations Activities, the Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option Agreement will disclose any vesting conditions prescribed by the Administrators. Acceleration of the vesting schedule set out in Section 4.4(c) of TSXV Policy 4.4 for Options granted to Investor Relations Service Providers is subject to prior Exchange approval.

5.4 Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the Grant Date. Should the term of an Option expire on a date that falls within a Blackout Period formally imposed by the Corporation, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding the foregoing, the term of an Option of a U.S. Participant shall not be extended beyond the tenth anniversary of the Grant Date. Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board.

5.5 Exercise of Option: Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term and, subject to the provisions of sections 5.7, 5.8 and 5.9 hereof, as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares. Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as Exhibit C (the "Option

Exercise Notice"), with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

5.6 Regular Exercise; Payment and Issuance: Upon actual receipt by the Corporation or its agent of the materials required by subsection 5.5 and receipt by the Corporation of cash, cheque, bank draft or other form of payment acceptable to the Administrators for the payment of the aggregate Exercise Price, the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Corporation prior to the receipt of payment by the Corporation for the aggregate Exercise Price for the Options being exercised.

5.7 Cashless Exercise: Without limiting the foregoing section 5.6, unless otherwise determined by the Administrators or not compliant with any applicable laws or rules of any applicable securities exchange or market, a Participant may elect cashless exercise in its Option Exercise Notice. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate Exercise Price referred to above. Instead the following provisions will apply:

(a) The Participant will instruct a broker selected by the Participant to sell through the stock exchange or market on which the Common Shares are listed or quoted, sufficient number of Common Shares issuable on the exercise of Options to cover the Exercise Price, as soon as possible upon the issue of such Common Shares to the Participant at the then applicable bid price of the Common Shares.

(b) Before the relevant trade date, the Participant will deliver the Option Exercise Notice including details of the trades to the Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate for such Participant's Common Shares in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Corporation of (i) the Exercise Price for such Common Shares; and (ii) the amount the Corporation determines, in its discretion, is required to satisfy the Corporation withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

5.8 Net Exercise: Subject to prior approval by the Administrators, a Participant may elect to surrender for cancellation to the Corporation any vested Options, excluding Options held by any Investor Relations Service Provider, being exercised and the Corporation will issue to the Participant, as consideration for the surrender of such Options, that number of Common Shares (rounded down to the nearest whole Common Share) on a net issuance basis in accordance with the following formula below:

X = Y (A - B)
 A

where:

X =  The number of Common Shares to be issued to the Participant in consideration for the net exercise of the Options under this Section 5.8;

Y =  The number of vested Options with respect to the vested portion of the Option to be surrendered for cancellation;

A =  The VWAP of the Common Shares; and

B =  The Exercise Price for such Options.

5.9 Taxes and Source Deductions: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; or (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

5.10 Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of a Participant, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b) Except as otherwise stated herein or otherwise determined by the Administrators in their discretion (provided such determination does not exceed a maximum of one year), upon the occurrence of an Event of Termination in respect of a Participant, any vested Options granted to the Participant that are available for exercise may be exercised only before the earlier of:

(i) the expiry of the Option; and

(ii) six months after the date of the Event of Termination.

(c) Notwithstanding the foregoing subsections 5.10(a) and (b), if a Participant's employment is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d) For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

(e) If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any Options in accordance with this section 5.10, the heirs or administrators of such Participant must claim such Security Based

Compensation within one year of the Participant's death.

5.11 Record Keeping: The Corporation shall maintain an Option register in which shall be recorded:

(a) the name and address of each holder of Options;

(b) the number of Common Shares subject to Options granted to each holder of Options;

(c) the term of the Option and Exercise Price, including adjustments for each Option granted; and

(d) any other information which the Corporation considers appropriate to record in such register.

6. GENERAL

6.1 Effective Date of Plan: The Plan shall be effective as of the Effective Date.

6.2 Change of Control: If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 4.3(d) which will continue to apply in all circumstances, all unvested Restricted Share Units and any or all Options (whether or not currently exercisable) shall automatically vest or become exercisable, as applicable (subject, in the case of Options granted to Investor Relations Service Providers, to prior Exchange approval), such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such Restricted Share Units and Options to the Corporation or a third party or exchanging such Restricted Share Units or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any exchange, substitution or amendment of such Options will occur only to the extent and in a manner that will not result in the imposition of taxes under Section 409A of the Code, and with respect to Restricted Share Units of U.S. Participants, any surrender or other modification of Restricted Share Units will occur only to the extent such surrender or other modification will not result in the imposition of taxes under Section 409A of the Code.

6.3 Reorganization Adjustments:

(a) In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of company assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board and any necessary Exchange approvals, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options and Restricted Share Units outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the Exercise Price of Options outstanding under this Plan, provided that the value of any Option or Restricted Share Unit immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option or Restricted Share Unit prior thereto, as determined by the Administrators.

(b) Notwithstanding the foregoing, with respect to Options and Restricted Share Units of U.S. Participants, such changes or adjustments will be made in a manner so as to not result in the imposition of taxes under Section 409A of the Code and will comply with the requirements in subsection 4.3(d).

(c) The Corporation shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d) The Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 6.2 or section 6.3(a). The Administrators, in making any determination with respect to changes or adjustments pursuant to section 6.2 or section 6.3(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

6.4 Amendment or Termination of Plan:

The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:

(a) not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of section 6.3 hereof, and, with respect to Restricted Share Units and Options of U.S. Participants, such amendment will not result in the imposition of taxes under Section 409A;

(b) be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(c) be subject to shareholder approval, where required by the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the

Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for Restricted Share Units or Options to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);

(iv) a change to the termination provisions of any Option or Restricted Share Units (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(v) the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(vi) the amendment of this Plan as it relates to making lump sum payments to Participants upon the vesting of the Restricted Share Units;

(vii) the amendment of the cashless exercise feature set out in this Plan; and

(viii) change the application of section 6.3 hereof (Reorganization Adjustments) and section 6.2 (Change of Control), and

(d) be subject to disinterested shareholder approval in the event of any reduction in the Exercise Price, or the extension of the term, of any Option granted under the Plan to an Insider Participant.

For greater certainty, and subject to approval by the Exchange (if applicable), shareholder approval shall be required in circumstances where an amendment to the Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits in section 2.2;

(c) reduce the Exercise Price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower Exercise Price to the same person);

(d) extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof); or

(e) amend this section 6.4.

6.5 Termination: The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants' Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan. Any termination of this Plan shall occur in a manner that will not result in the imposition of taxes on a U.S. Participant under Section 409A.

6.6 Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the

Participant's Restricted Share Units or Options or any rights the Participant has under the Plan.

6.7 Rights as a Shareholder: Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

6.8 Credits for Dividends:

(a) Subject to Section 6.8(b), whenever cash or other dividends are paid on Common Shares, additional Restricted Share Units could, subject to the approval of Administrators, be granted to each Participant who holds Restricted Share Units on the record date for such dividends. The number of such Restricted Share Units (rounded to the nearest whole Restricted Share Unit) to be credited to such Participant as of the date on which the dividend is paid on the Common Shares shall be an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such Participant if the Participant's Restricted Share Units as of the record date for the dividend had been Common Shares, is divided by (ii) the Market Value of the Common Shares as of the date on which the dividend is paid on the Common Shares. Restricted Share Units granted to a Participant shall be subject to the same vesting conditions (time and performance (as applicable)) as the Restricted Share Units to which they relate.

(b) In the event that the number of Restricted Share Units to be granted in accordance with Section 6.8(a) would result in the number of Common Shares issuable pursuant to all Security Based Compensation granted or awarded hereunder exceeding the limits established in Section 2.2 or Section 2.3 at the date of grant, such Restricted Share Units shall not be granted and the Administrators may determine, in their sole discretion, to make a cash payment to the Participant in lieu thereof equal to the aggregate value determined pursuant to Section 6.8(a).

6.9 No Effect on Employment, Rights or Benefits:

(a) The terms of employment shall not be affected by participation in the Plan.

(b) Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant's employment or agreement with a Consultant at any time for any reason whatsoever.

(c) Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.10 Market Value of Common Shares: The Corporation makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Corporation or a corporation related thereto.

6.11 Compliance with Applicable Law:

(a) If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Notwithstanding the foregoing, the Corporation shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b) The award of Restricted Share Units, the grant of Options and the issuance of Common Shares and/or lump sum payment of cash under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and applicable stock exchanges and markets. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not vest in whole or in part and that Option may not be exercised in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators. In addition, unless the Restricted Share Units, the Options and the Common Shares issuable pursuant to the Restricted Share Units and Options, as applicable, have been registered under the 1933 Act and any applicable U.S. state securities laws, all rights of a Participant under this Plan shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act and any applicable U.S. state securities laws, as determined by the Corporation in its sole discretion.

(c) If the Common Shares are listed on the TSXV and the award of Restricted Share Units or grant of Options and the issuance of Common Shares under this Plan is made to a Director, Officer, promoter, Consultant or other insider of the Corporation, and unless the respective award, grant or issuance or is qualified by prospectus, or issued under a securities take-over bid, rights offering, amalgamation, or other statutory procedure, then the Restricted Share Units or Options will be subject to the Exchange Hold Period and be legended with the Exchange Hold Period. Options granted to insiders, Consultants, or at any discount to the Market Price are subject to a four-month hold period, which shall commence on the date the Options are granted.

6.12 Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and with respect to U.S. Participants, the Code.

6.13 Subject to Approval: The Plan is adopted subject to the approval of the Exchange and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.14 Special Terms and Conditions Applicable to U.S. Participants: Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to Treas. Reg. Section 1.409A-1(b)(5)(i)(A) and the Plan and such Options will be construed and administered accordingly. Options may be issued to U.S. Participants under the Plan only if the shares with respect to the Options qualify as "service recipient stock" as defined in Treas. Reg. Section 1.409A-1(b)(5)(E)(iii). Restricted Share Units awarded to U.S. Participants are intended to be compliant with Section 409A of the Code and such Restricted Share Units will be construed and administered accordingly. Any waiver or acceleration of vesting under the Plan or any Restricted Share Unit Agreement for a U.S. Participant may occur only to the extent that such acceleration or waiver will not result in the imposition of taxes under Section 409A of the Code, and any acceleration of vesting of any Option granted to Investor Relations Service Providers will be subject to Exchange approval. Any payments made under this Plan or any Restricted Share Unit Agreement to a U.S. Participant as a result of a termination of employment that are deemed to be subject to Section 409A of the Code shall occur only if such termination constitutes a "separation from service" as defined in Treas. Reg. 1.409A-1(h). Additionally, any payments resulting from a separation from service made to a U.S. Participant who is a "specified employee" as defined in Treas. Reg. 1.409A-1(i) shall be subject to the six month delay in payments required by Treas. Reg. 1.409A-1(3)(v) if such payments are deemed to be subject to Section 409A of the Code. Although the Corporation intends Options and Restricted Share Units granted to U.S. Participants to be exempt from or compliant with Section 409A, the Corporation makes no representation or guaranty as to the tax treatment of such Options and Restricted Share Units. Each U.S. Participant (and any beneficiary or the estate of the Participant, as applicable) is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this Plan. Neither the Corporation nor any affiliate, nor any employee or director of the Corporation or an affiliate, shall have any obligation to indemnify or otherwise hold such U.S. Participant, beneficiary or estate harmless from any or all such taxes or penalties.

6.15 Clawback Provision: Notwithstanding any other provision of this Plan, any Restricted Share Unit or Option issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such Restricted Share Unit, Option, or Common Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the Corporation's Clawback Policy. The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy.

ADOPTED the 22nd day of June, 2022 and AMENDED the 11th day of May, 2023

EXHIBIT A

[Insert if required: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL _______________, 20____ [FOUR MONTHS AND ONE DAY AFTER THE

DATE OF GRANT].

RESTRICTED SHARE UNIT AGREEMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the "Restricted Share Grant Date") Metalla Royalty & Streaming Ltd. (the "Corporation") has granted to ___________________________________________ (the "Participant"), ______________ Restricted Share Units pursuant to the Corporation's Share Compensation Plan (the "Plan"), a copy of which has been provided to the Participant.

Restricted Share Units are subject to the following terms:

(a) Pursuant to the Plan and as compensation to the Participant, the Corporation hereby grants to the Participant, as of the Restricted Share Grant Date, the number of Restricted Share Units set forth above.

(b) The granting and vesting of the Restricted Share Units and the payment by the Corporation of any payout in respect of any Vested Restricted Share Units (as defined below) are subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this Restricted Share Unit Agreement.

(c) The Restricted Share Units shall become vested restricted share units (the "Vested Restricted Share Units") in accordance with the following schedule:

(i)           •on the 12 month anniversary of the Restricted Share Grant Date;

(ii) •on the 18 month anniversary of the Restricted Share Grant Date; and

(iii)         •on the 24 month anniversary of the Restricted Share Grant Date (each a "Vesting Date").

(d) As soon as reasonably practicable and no later than 60 days following the Vesting Date, or, if the Participant is not a U.S. Participant (as defined in the Plan), such later date mutually agreed to by the Corporation and the Participant, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Restricted Share Units in the Participant's Account to which the Vesting Date relates (each a "Payout Date") as set forth below. Notwithstanding the foregoing, if a U.S. Participant has elected to defer payment/settlement of these RSUs by timely executing and providing to the Corporation a Restricted Share Unit Deferral Agreement, then the Payout Date will be the date(s) specified in the Restricted Share Unit Deferral Agreement:

(i) a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant's Account multiplied by the Market Value of a Common Share on the Payout Date; or

(ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(iii) any combination of the foregoing.

subject to any applicable Withholding Obligations.

(e) The Participant acknowledges that:

(i) he or she has received and reviewed a copy of the Plan; and

(ii) the Restricted Share Units have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this Restricted Share Unit Agreement, including with respect to termination and forfeiture as set out in Section 4.7 of the Plan.

Notwithstanding anything to the contrary in this Restricted Share Unit Agreement:

(a) all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit evidenced hereby shall be completed no later than December 15 of the third calendar year commencing after the Restricted Share Grant Date; and

(b) any Restricted Share Unit issued, granted, or awarded to the Participant, and any shares issued thereunder, and any amount received by the Participant with respect to any such Restricted Share Unit or shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Corporation will have a right to cancel, rescind, or otherwise recover from the Participant for the benefit of the Corporation, and the Participant will forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The

Participant agrees and consents to the Corporation's application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Restricted Share Unit Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The grant of the Restricted Share Units evidenced hereby is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Restricted Share Units and the vesting of the Restricted Share Units. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

In the event of any inconsistency between the terms of this Restricted Share Unit Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

METALLA ROYALTY & STREAMING LTD.

Authorized Signatory	Signature of Participant

Name of Participant

EXHIBIT B

[Insert if required: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL _______________, 20____ [FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT].

OPTION AGREEMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the "Effective Date") Metalla Royalty & Streaming Ltd. (the "Corporation") has granted to ___________________________________________ (the "Participant"), Options to acquire ______________ Common Shares (the "Optioned Shares") up to 4:30 p.m. Pacific Time on the __________ day of ____________________, __________ (the "Option Expiry Date") at an Exercise Price of Cdn$____________ per Optioned Share pursuant to the Corporation's Share Compensation Plan (the "Plan"), a copy of which is attached hereto.

Optioned Shares may be acquired as follows:

(a) [insert vesting provisions, if applicable]; and

(b) [insert hold period when required].

The grant of the Options evidenced hereby and the Option Expiry Date thereof, is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Optioned Shares. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

Notwithstanding anything to the contrary in this Option Agreement, any Option granted to the Participant, and any Optioned Shares issued thereunder, and any amount received by the Participant with respect to any such Option or Optioned Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Corporation's application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Option Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan shall prevail.

METALLA ROYALTY & STREAMING LTD.

Authorized Signatory	Signature of Participant

Name of Participant

EXHIBIT C

NOTICE OF OPTION EXERCISE

TO:METALLA ROYALTY & STREAMING LTD. (the "Corporation")

FROM:  ___________________________

DATE:  ___________________________

The undersigned hereby irrevocably gives notice, pursuant to the Corporation's Share Compensation Plan (the "Plan"), of the exercise of the Options to acquire and hereby subscribes for:

[check one]

☐ (a) all of the Optioned Shares; or

☐ (b) _______________ of the Optioned Shares,

which are the subject of the Option Agreement attached hereto.

Calculation of total Exercise Price:

(i)	number of Optioned Shares to be acquired on exercise	__________ Optioned Shares

(ii)	multiplied by the Exercise Price per Optioned Share:	$ __________

TOTAL EXERCISE PRICE, enclosed herewith (unless this is a cashless exercise):		$ __________

I hereby:

☐ (a) unless this is a cashless exercise, enclose a cheque payable to "Metalla Royalty & Streaming Ltd." for the aggregate Exercise Price plus the amount of the estimated Withholding Obligations and agree that I will reimburse the Corporation for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

☐ (b) advise the Corporation that I am exercising the above Options on a cashless exercise basis, in compliance with the procedures established from time to time by the Administrators for cashless exercises of Options under the Plan. I will consult with the Corporation to determine what additional documentation, if any, is required in connection with my cashless exercise of the above Options. I agree to comply with the procedures established by the Corporation for cashless exercises and all terms and conditions of the Plan. Please prepare the Optioned Shares certificates, if any, issuable in connection with this exercise in the following name(s):

_____________________________________________________

_____________________________________________________

_______________________________________
Signature of Participant

_______________________________________
Name of Participant

Letter and consideration/direction received on ________________, 20 _____.

METALLA ROYALTY & STREAMING LTD.

By:    __________________________________

          [Name]

          [Title]

EXHIBIT D

RESTRICTED SHARE UNIT DEFERRAL AGREEMENT

TO:METALLA ROYALTY & STREAMING LTD. (the "Corporation")

FROM: ___________________

DATE: ___________________

I, the undersigned participant, acknowledge that the Corporation may grant or has granted to me an award of Restricted Share Units under the Metalla Royalty & Streaming Ltd. Share Compensation Plan (the "Plan") that will vest according to the vesting schedule set out in the Restricted Share Unit Agreement.

I hereby irrevocably elect to defer the payout of vested Restricted Share Units as set forth below (select and complete either Option 1 or Option 2). By making this election, I understand and agree that my election may not be changed.

☐ Option 1: Deferral of Restricted Share Units Awarded in Next Calendar Year.

I hereby elect to defer the payout of _____% of any Restricted Share Units awarded to me under the Plan in the next calendar year (for services performed in such next calendar year) until the date selected below:

☐ 1 year after each vesting date applicable to such Restricted Share Units.

☐ 2 years after each vesting date applicable to such Restricted Share Units.

☐ 3 years after each vesting date applicable to such Restricted Share Units.

☐ 4 years after each vesting date applicable to such Restricted Share Units.

☐ 5 years after each vesting date applicable to such Restricted Share Units.

If I complete Option 1, this Deferral Agreement must be delivered to the Corporation on or before December 31st of the year prior to the calendar year to which such deferral election applies.

☐ Option 2: Deferral of Restricted Share Units that Vest 12 Months or More After Date of Election.

I was awarded Restricted Share Units pursuant to the Restricted Share Unit Award Agreement dated ___________ (must be no earlier than 29 days prior to the date of this election). I hereby elect to defer the payout of _____% of the Restricted Share Units awarded to me under the Plan that vest 12 months or more after the date that this election was executed and delivered to the Corporation until the date selected below:

☐ 1 year after each vesting date applicable to such Restricted Share Units.

☐ 2 years after each vesting date applicable to such Restricted Share Units.

☐ 3 years after each vesting date applicable to such Restricted Share Units.

☐ 4 years after each vesting date applicable to such Restricted Share Units.

☐ 5 years after each vesting date applicable to such Restricted Share Units.

In the event of my death, any Restricted Share Units that have vested but are subject to the deferral election above shall be paid to the following beneficiary in accordance with the timing of such election:

Name:	____________________________

Address:	____________________________

____________________________

Relationship:	____________________________

I have read and understand the terms of the Plan and this Restricted Share Deferral Agreement. By signing this form, I hereby elect to defer the payout of the Restricted Share Units as set forth above to which I may become entitled to receive upon vesting of such Restricted Share Units. I UNDERSTAND THAT THE AMOUNT OF DEFERRAL, AND THE TIMING OF THE PAYMENT ELECTIONS I MAKE, MAY NOT BE ALTERED. I also acknowledge that the Administrators of the Plan have complete discretion to administer and interpret the Plan. Notwithstanding the elections set forth above, I understand that the Administrators may, in their sole discretion, elect to terminate this deferral arrangement and accelerate the timing of the payment to me of my deferred Restricted Share Units to the extent that the Administrators determine it is permitted or required to do so under Section 409A of the Code. The deferral arrangement described in this form is intended to comply with Section 409A of the Code and shall be interpreted accordingly.

METALLA ROYALTY & STREAMING LTD.

Authorized Signatory	Signature of Participant

Name of Participant